 ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

ANNUAL REPORT

30 JUNE 2014

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

The Directors present their report together with the financial report of Orbital Corporation Limited (the Company or Orbital) and of the Group, being the Company, its subsidiaries and the Group’s interest in its associate for the year ended 30 June 2014 and the auditors’ report thereon.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

1.

OPERATING AND FINANCIAL REVIEW

SUMMARY OF BUSINESSES

Orbital is an innovation company with 30 years’ experience in advanced technology, product development and commercialization.  Orbital has a diversified portfolio of products and services offered through multiple business channels.  These diversified channels are product and/or service focused and comprised of divisions and joint ventures.

Orbital earns income from multiple channels:

•

System Sales;

•

Synerject Joint Venture;

•

Consulting Services; and

•

Royalties and Licences.

A key foundation technology and revenue generator is Orbital’s FlexDITM engine management system technology which has been commercialised, since 1996 in the marine market and subsequently in the motorcycle, recreational and, most recently, Unmanned Aerial Vehicle (UAV) markets. FlexDITM generates revenue for Orbital in all four sources. Building on the success of FlexDI™, other high technology systems and services are offered through our various business segments.

The Company had been awarded a contract for the design, development and validation of a next generation production engine for Insitu Inc, a subsidiary of The Boeing Company (Insitu-Boeing).  The development program has been a significant focus for Orbital over the past year.  If successful the development program will lead to production of small unmanned aircraft system (SUAS) engines in 2015. The next generation propulsion system will be one of the most advanced engines flying on a SUAS application. The engine will utilize Orbital’s Argon FlexECU, our smallest, lightest and highest specification Engine Control Unit (ECU).

In addition to the Insitu-Boeing SUAS contract, the Company is also a supplier of engine management systems, fuel system components and spare parts to its other UAV customer, Textron Unmanned Systems (formerly known as AAI Corporation), a division of Textron Inc (Textron). The Company’s system sales business also includes two Liquid Propane Gas (LPG) fuel system businesses.

The Company develops and sells systems to domestic and international markets. Domestically, the Company is the supplier of a Liquid Phase Injection (LPi) LPG fuel system to Ford Motor Company of Australia for use in their EcoLPi range of Falcon passenger cars and utilities.  The Company is also an importer and wholesaler of LPG fuel systems for the Australian retrofit market, with the LPG related businesses holding an estimated combined domestic market share of more than 40%.  The SUAS business is international and has applied Orbital’s patented FlexDITM engine management system to heavy fuel applications in the SUAS market.

The Consulting Services business provides engineering and testing facility services to domestic customers and advanced engineering services for international customers based in India, Japan, China, USA, and Europe.  The Company is planning to expand consulting services in the growing Indian market through a proposed Joint Arrangement with UCAL Fuel Systems Limited, a leading fuel system supplier in India.

The Company holds an investment in Synerject LLC, the world’s largest independent supplier of non-automotive engine management systems (EMS).  Synerject operates engineering facilities in Europe, North America and China and also has production facilities in North America and China.  Synerject supplies EMS to customers in the marine, low-end 2 and 3 wheeler, recreational and utility markets.  Synerject’s customers are located in North America, Europe, Japan, China and South-East Asia.

FINANCIAL REVIEW

Total revenue and profit after tax for the year ended 30 June 2014 was $18,337,000 and $1,676,000 respectively (2013: total revenue $26,699,000 and profit after tax of $364,000).

There are a number of items impacting the profit after tax that are not associated with the normal operations of the Group.  This information has been set out below to enable users of this report to make appropriate comparisons with prior periods and to assess the underlying operating performance of the business.

	2014	2013
	$’000	$’000
Statutory profit after tax	1,676	364
Deduct income items
Gain on sale of share of Synerject	-	(1,702)
Change in fair value of contingent consideration	(248)	(1,410)
Research and development grant	(2,224)	-
Add-back expense items
Taxation expense relating to the gain on sale of share of Synerject	-	1,590
Goodwill impairment	-	1,965
Termination costs	-	563
Underlying (loss)/profit after tax	(796)	1,370

The non-IFRS information above has not been audited, but has been extracted from Orbital’s annual financial report which has been audited by the external auditors.  This information has been presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

1.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

FINANCIAL REVIEW (CONTINUED)

The financial performance of the Company has improved from a profit of $364,000 last year to a profit of $1,676,000 this year.  The improvement in profitability was primarily due to the combined benefits of a Research and Development grant and profitable system sales which were partially offset by an increased investment in research and development.  On an operating basis, we made an underlying loss of $797,000.  With the strategic changes made over the year, the business is now on a better base to achieve sustainable profits in the future.

The Company recognised a gain on the change in fair value of the contingent consideration liability in respect of the Sprint Gas acquisition of $248,000.

The Company’s net assets increased by 7%, compared with the previous year.  This increase is largely attributable to the translation of the foreign subsidiary and the current year’s profit after tax.  Trade receivables have decreased by $1,486,000, inventories have increased by $170,000 and trade payables have increased by $895,000.  Other receivable of $2,224,000 for the Research and Development Tax Incentive is outstanding at the end of the period.  Inventory and trade payables have been managed in line with the activity levels of the LPG businesses.

Net cash used in operating activities was $1,951,000 (2013: $1,717,000) reflecting an excess of operational expenditures of $1,373,000 (2013: $2,231,000) and an increase in working capital of $542,000 (2013: reduction of $514,000).  The improvement in operational expenditures has arisen from the Companies continued focus on improving cost controls and the operating performance of the Group.

Orbital will continue to concentrate on cash management and manage costs appropriately to minimise overheads while protecting key resources necessary to create opportunities for future growth.

The Company’s investment in Synerject is accounted for using the equity method of accounting and as such it does not include Orbital’s share of Synerject’s revenue in its Income Statement.  To assist in making appropriate comparisons of the relative size of each of the Group’s income streams graphical representations of sales, including the pro-rata shares of Synerject sales, have been included in the Segment review which follows.  The segment information presented is non-IFRS information which has not been audited.

SEGMENT REVIEW

SYSTEM SALES

Unmanned Aerial Vehicles is an exciting new market and Orbital is positioned as the market leader for Small Unmanned Aerial Systems capable of operating on heavy fuels.	2014 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Significant progress made in the development contract for Insitu-Boeing.			► Major design, development and production contract with Insitu-Boeing, the world’s largest SUAS operator.
	► Delivery of additional EMS to the SUAS market.			► Decrease in Australian LPG market drove restructuring to adjust cost base.
	► OAS and SGA gain market share, albeit in a declining LPG market.			► Reduced sales as a result of change from being an engine supplier to Textron to only supplying Orbital’s patented EMS and Fuel Systems.
SALES $m	METRICS			FUTURE OBJECTIVES
		2014 $’000	2013 $’000	► Develop next generation SUAS engine and engine management systems.
► Structure LPG businesses for sustainable profitability.
	Segment Revenue	14,136	23,424	► Plan for expansion of SUAS business internationally.
	Segment Result	602	2,163

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

1.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

SEGMENT REVIEW (CONTINUED)

SYSTEM SALES (CONTINUED)

Summary of Segment

The System Sales segment is a developer and supplier of engines, propulsion systems, engine management systems and fuel system components for Original Equipment Manufacturers and the motor vehicle aftermarket.  The segment operates predominantly in alternative fuel markets and provides systems that range from heavy fuels for Unmanned Aerial Vehicles (UAV) to Liquid Propane Gas (LPG) for motor vehicles.

The key focus of the UAV business during the year was the contract for the design, development and validation of a next generation production engine for Insitu Inc, a subsidiary of The Boeing Company (NYSE: BA) (Insitu-Boeing),  and one of the largest and most experienced UAV operators in the world.  The development program will be conducted through FY2014 and FY2015 and if successful will lead to low volume production of UAV engines in 2015 with production ramp-up in subsequent years.  The UAV market is projected to double in the next decade and with Orbital’s unique FlexDITM technology, this is projected to be a significant growth area for the Company.

A key product sold this year by Orbital was the patented FlexDITM Engine Management System (EMS) for Small Unmanned Aircraft Systems (SUAS) supplied for use by Textron Unmanned Systems (formerly known as AAI Corporation), a division of Textron Inc (NYSE: TXT) (Textron), in their Aerosonde® 4.7 UAV.  Responsibility for the manufacture of engines for use by Textron was transitioned to its sister company Lycoming Engines in line with Textron’s original intent for engine supply, however Orbital is still responsible for the supply of the core technology that enables operation on heavy fuels, the patented FlexDITM EMS. The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities.  The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application.  As disclosed on 23 June 2014, Orbital settled the contract dispute with Textron that had led to the impairment of receivables in the half year financial results.  As a result of the dispute there was a suspension of sales to Textron in the second half of the year.

As anticipated, the LPG fuel system businesses experienced little revenue growth as both Ford production and the LPG aftermarket continued to be subdued.  Despite the declining market, the LPG fuel system businesses managed to increase their market share.

Orbital Autogas Systems (OAS) developed, and is the supplier of Liquid LPG systems to Ford Motor Company of Australia for the Ford EcoLPi Falcon range of passenger cars and utilities.  The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars.  OAS sells this system into the aftermarket under the brand name “Liquid”.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket.  SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Highlights

Revenues for the year were $14,136,000, a 40% decrease on the previous year.  The result reflected the change in SUAS engine production from Orbital to Textron’s sister company and also the impact of the dispute with Textron that led to a production gap for SUAS EMS of over 6 months.  The LPG related businesses were able to generate a slight increase in total sales as a result of their increasing market share in a declining market.  The contribution to the group was diminished from last year as a result of the lower sales but was still a positive result of $602,000.

Business Model

Development and supply of high value systems, starting with engine management systems, engines and engine parts is the cornerstone of Orbital’s growth strategy. This will initially supplement and eventually replace Orbital’s traditional revenue streams of engineering consulting services and royalties.  Growth to date has been underpinned by demand for alternative fuel systems in niche markets.

Outlook

Revenues from SUAS will be higher in the next financial year as we resume sales of EMS components to Textron and progress the Insitu-Boeing development contract to flight testing and low volume engine production.

Due to the subdued LPG systems market at present, both OAS and SGA have undertaken restructures to manage their businesses to the market demand, and have managed to increase market share; albeit in a contracting market.  Orbital is currently the largest player in the Australian LPG market.  With the Australian market continuing to contract we expect there to be continued consolidation within the industry.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

1.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

SEGMENT REVIEW (CONTINUED)

►

SALES $m (pro-rata share)

►

SYNERJECT

Synerject has continued its diversification into new products and new markets	2014 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► 3.25% growth in Revenue.			► Continued improvement in non-traditional markets.
	► 19.5% growth in Profit after Tax.
	METRICS			FUTURE OBJECTIVES
		2014 U$’000	2013 U$’000	► Expansion of low end 2 & 3 wheeler EMS markets targeting India, China & Asia.
	Revenue (100%)	141,746	137,287	► Expansion of utility market with new line of low cost EMS products.
	Profit after tax (100%)	9,889	8,275
		A$’000	A$’000	► Continued growth while maintaining profitability
	Share of profit	3,256	3,220
	Investment in Synerject	13,980	12,468

Summary of Segment

Synerject, Orbital’s 30:70 (previously 42:58) Partnership with Continental AG, is a key supplier of engine management systems and fuel systems to the non-automotive market.

Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications.  Application centres in Europe, China, Taiwan and the United States provide on-site support of customer development and production programs.

Highlights

Tight cost control and careful investment by Synerject management has resulted in improved profit after tax during this period.

Synerject’s market and product expansion has enabled that company to achieve revenue growth consistently over the last 5 years despite the severe contractions in the recreational market during and following the global financial crisis.  Whilst the recreational market has somewhat improved, it is still being influenced by the current financial situation in the key USA and European markets, highlighting the success and importance of Synerject’s expanded/diversified product strategy.

Synerject generated US$6,346,000 positive cash flow and paid dividends to shareholders (Orbital share A$1,634,000).  At 30 June 2014, Synerject held cash of US$8,611,000 (June 2013: US$7,138,000).

Business Model

Synerject continues to develop new products and new markets to expand on their product offering beyond their original markets of EMS for recreational marine product and scooters.  Synerject’s markets today include a range of EMS for top end motorcycles, ATV’s (All Terrain Vehicles), snowmobiles, marine outboard engines and scooters through to systems specifically designed for small engines such as those used in the Lawn and Garden market.  Synerject is expanding its presence in India and other countries where there is an increasing demand for EMS in the low end motorcycle/scooters products which are a major part of these countries’ transport structure.

Outlook

The outlook for Synerject is for continued growth in the marine and recreational segment and in the low-end 2 & 3 wheeler and utility markets in future years.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

1.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

SEGMENT REVIEW (CONTINUED)

CONSULTING SERVICES

The Company’s diversification strategy continues to deliver a reduced reliance on consulting services while identifying opportunities for systems sales growth	2014 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Broadening domestic customer base, less reliance in international customers.			► Focused on domestic customers, particularly in fuel and additive testing.
	► Continued revenues from the Heavy Duty Engine Testing facility.			► Restructuring to adjust cost base to reduced market.
	► Customer programs in the field of advanced DI CNG injection.			► Refocus of resources development of new products.
SALES $m	METRICS			FUTURE OBJECTIVES
		2014 $’000	2013 $’000	► Maintain core engine and EMS technical capability.
	Segment Revenue	2,898	2,057	► Reduce but maintain Perth-based development, testing and certification facilities.
	Segment Result	(176)	(2,206)	► Continue consulting as the incubator for new product development focusing on high value customer projects.

Summary of Segment

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, development and supply of combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification.  Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines. OCS also provides contract design and analysis for the local resources industry.

Throughout the year, Orbital’s engineering group have provided research and development support across the Orbital group. This is a key service made available to the group, ranging from technical support of existing products and customers through to analysis and design of potential future product offerings.  At 30 June 2014, the OCS order book (inclusive of the Insitu-Boeing program) stood at approximately $3,033,000 (30 June 2013 $1,100,000).

Highlights

OCS revenue for the year was $2,898,000 up 41% compared to last year.

During this reporting period the OCS group redeployed key resources to the SUAS activities and on continuing research and development projects.  Tight cost control provided a significant improvement in the segment result for the year.

Business Model

The business model for the OCS group is based around the provision of consulting services in three main areas: 1) integration of Orbital technology; 2) advanced engineering aimed at design, development and validation of new technology; and 3) the operation of engine and fuel testing and certification facilities.

Outlook

The OCS group will continue its transition to becoming an engineering centre supporting the rest of the Orbital group, whilst still providing a base level of advanced engineering and testing facilities to support the overhead of maintaining our world-class capabilities.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

1.

OPERATING AND FINANCIAL REVIEW (CONTINUED)

SEGMENT REVIEW (CONTINUED)

ROYALTIES AND LICENCES

Volumes of high performance two-stroke outboard engines that utilise Orbital’s technology to improve power to weight ratio have continued to improve	2014 KEY PERFORMANCE HIGHLIGHTS			SIGNIFICANT CHANGES
	► Large FlexDITM Outboard market expanded year on year.			► Focus on key patent applications in CNG DI, Dual Fuel LNG and SUAS EMS.
	► Increased royalties from SUAS customers.			► Targeted patent portfolio.
SALES $m	METRICS			FUTURE OBJECTIVES
		2014 $’000	2013 $’000	► Royalty revenues from new SUAS business expansion.
	Segment Revenue	1,124	1,007	► Expand SUAS EMS portfolio, especially in the area of heavy fuel.
	Segment Result	636	517	► Key patent work to protect investment in Orbital’s new products and systems.

Summary of Segment

Orbital earns royalties from product using its FlexDITM systems and technology.  The royalty bearing products today are in the marine, scooter/motorcycle and SUAS markets.

Total FlexDITM product volumes reduced compared to the same period last year, however larger horsepower engines that attract a higher royalty improved.  This, together with the addition of royalties from SUAS has resulted in a 4% increase in revenue for the year.

Highlights

The larger horsepower outboard engines have maintained their popularity and have actually achieved a fourth consecutive year of increased volumes.  Total marine volumes overall were slightly lower than last financial year.

Business Model

Orbital has maintained a portfolio of patents to protect the intellectual property invested in the development of our FlexDITM technology.

Orbital has licenced a number of Original Equipment Manufacturers (OEM) and component manufacturers to utilise Orbital’s technology.  At present there are 16 authorised users; 3 of which are currently in production with our technology.

The business model for Orbital is transitioning away from an expectation that OEMs will pay large licence fees and ongoing royalties to gain access to our technology to a model were Orbital is the systems integrator and provider of products and systems that incorporate our technology and utilise our engineering expertise.

Outlook

Orbital will continue to receive royalties from its existing licenced two-stroke outboard engine manufacturers for a number of years still to come, however it must be noted that when production of the current models of two-stroke engines cease they are not likely to be replaced by new models incorporating our FlexDITM technology.  The two-stroke engine outboards remain popular today especially the light-weight portability of the small horsepower engines and the power/weight ratios in the performance engine category.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

2.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

Dr Mervyn Thomas Jones, B.E(Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), FAICD, MIoD (NZ)

Chairman, Independent Non-Executive Director

Joined the Board in March 2008, appointed Chairman 2 September 2013.  Dr Jones has more than 40 years experience as a consulting engineer and as a senior executive.  He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China.

Dr Jones is also a member of the Company’s Audit Committee and the Company’s Human Resources, Remuneration and Nomination Committee.

During the past three years, Dr Jones has also served as a director of Pacific Environment Limited (appointed 3 July 2009; resigned 2 July 2012).

Mr Terry Dewayne Stinson, BBA (magna cum laude), FAICD

Managing Director and Chief Executive Officer

Joined the Board and appointed Chief Executive Officer in June 2008.  Mr Stinson has been a senior executive with Siemens, Europe’s largest engineering conglomerate, with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support in many others. Mr Stinson has also served as a representative Director for Siemens on the Synerject Board.

Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held US$1 billion multinational outboard marine propulsion and boat company, was CEO of Synerject LLC and held various executive positions with Mercury Marine in R&D, engineering, manufacturing and others.

Mr Stinson was appointed a Member of the Australian Industry Innovation Council (AIIC) in 2009, is a member of the Sustainable Energy Association, is Chairman of Sprint Gas (Aust) Pty Ltd and a Non-executive Board Member of Gas Energy Australia (GEA).

Dr Vijoleta Braach-Maksvytis, BSc (Hons), Ph.D, FAICD

Independent Non-Executive Director

Joined the Board in March 2008.  Dr Braach-Maksvytis is an innovation strategist with more than 20 years experience in organisational change, formation of cross-sectoral and global partnerships, the commercialisation of technology, and intellectual property strategy.  Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, and is currently an advisor in the area of social innovation.

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field. Dr Braach-Maksvytis was a Member of the Australian Federal Government’s Green Car Innovation Fund Committee and on the advisory board of the Intellectual Property Research Institute of Australia, and is a member of a number of other public interest boards.

Dr Braach-Maksvytis chairs the Company’s Human Resources, Remuneration and Nomination Committee and is also a member of the Company’s Audit Committee.

During the past three years, Dr Braach-Maksvytis has also served as a director of AWE Limited (appointed 7 October 2010; ongoing).

Mr John Paul Welborn, B.Com, CA, MAICD, SA Fin

Independent Non-Executive Director

Joined the Board in June 2014.  Mr Welborn is currently the Managing Director and Chief Executive Officer of Equatorial

Resources Limited (ASX: EQX), an ASX listed iron ore exploration and development company with two 100% owned large scale iron ore projects in the Republic of Congo.

Mr Welborn chairs the Company’s Audit Committee and is also a member of the Company’s Human Resources, Remuneration and Nomination Committee.

Mr Welborn is a Chartered Accountant with a Bachelor of Commerce degree from the University of Western Australia and holds memberships of the Institute of Chartered Accountants in Australia, the Financial Services Institute of Australasia and the Australian Institute of Company Directors.

Mr Welborn is a former International Rugby Union Player with extensive experience in the resources sector as a senior executive and in corporate management, finance and investment banking. He was the Head of Specialised Lending in Western Australia for Investec Bank (Australia) Ltd and has more than 20 years of commercial experience in national and international professional services and management consulting firms.

Mr Welborn has also served on the Boards of a number of charitable organisations, and is a former Commissioner of Tourism Western Australia.

During the past three years Mr Welborn has also served as a director of Equatorial Resources Limited (appointed August 2010; ongoing), Prairie Mining Limited (appointed February 2009; ongoing) and Noble Mineral Resources Limited (appointed March 2013; resigned December 2013).

Mr William Peter Day, LLB (Hons), MBA, FCPA, FCA, FAICD (Resigned as Chairman 1 September 2013 and resigned as Director 28 February 2014)

Chairman, Independent Non-Executive Director

Joined the Board and appointed Chairman in August 2007.  Mr Day retired as Chief Financial Officer of the global packaging group Amcor in 2007.  He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminum Corporation (USA) and Managing Director, CRA Business Services in Australia.  He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission.

Mr Day was a member of the Company’s Audit Committee and the Company’s Human Resources, Remuneration and Nomination Committee.

During the past three years, Mr Day has also served as a director of Ansell Limited (appointed 20 August 2007; ongoing), SAI Global Limited (appointed 15 August 2008; ongoing) and Federation Centres Limited (appointed 01 October 2009; resigned 28 February 2014).  He is also involved in a number of public interest activities.

3.

DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares	ELTSP Rights	Performance Rights
M T Jones	70,000	-	-
T D Stinson	392,690	3,035,000	1,150,000
V Braach-Maksvytis	-	-	-
J P Welborn	-	-	-
Total	462,690	3,035,000	1,150,000

4.

DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are shown below.

	Directors’ Meetings		Audit Committee Meetings		Human Resources, Remuneration & Nomination Committee Meetings
Director	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*
M T Jones	8	8	4	4	5	5
T D Stinson	8	8	-	-	-	-
V Braach-Maksvytis	8	8	4	4	5	5
J P Welborn	1	1	1	1	1	1
W P Day	6	6	3	3	3	3

* Number of meetings held during the time the director held office during the year.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

5.

COMPANY SECRETARY

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

Mr Ian G Veitch, B.Bus, GradDipACG, ACA, ACIS, ACSA

Mr Veitch joined Orbital in 2006 and was appointed to the position of Company Secretary on 1 July 2009, and subsequently appointed to the position of Chief Financial Officer on 11 February 2013.  He has over 18 years experience in company secretarial, corporate and financial accounting roles.  Mr Veitch holds a Bachelor of Business degree, is a Chartered Accountant and is also a Chartered Secretary.  Mr Veitch is a Member of the Institute of Chartered Accountants in Australia, a Member of the Institute of Chartered Secretaries and Administrators, and an Associate of Chartered Secretaries Australia.

6.

PRINCIPAL ACTIVITIES

Orbital has designed, developed and also undertaken low volume production of an engine management system (EMS) for small unmanned aircraft systems (SUAS) utilising Orbital’s FlexDITM technology.

Orbital imports, manufactures and assembles an automotive LPG fuel system for Ford Motor Company of Australia’s EcoLPi range of Falcon passenger cars and utilities and also imports, assembles and distributes an extensive range of LPG systems for aftermarket LPG installers and mechanical workshops around Australia.

Orbital is an international developer of innovative technical solutions for a cleaner world.  Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for applications in motorcycles, marine and recreational vehicles, automobiles, trucks, and most recently in SUAS’s.

There were no significant changes in the nature of the activities of the Group during the year.

7.

CONSOLIDATED RESULT

The consolidated profit after income tax for the year attributable to the members of Orbital was $1,676,000 (2013:$364,000).

8.

DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

9.

STATE OF AFFAIRS

There were no other significant changes in the state of affairs of the Group during the financial year, other than as reported elsewhere in the financial statements.

10.

EVENTS SUBSEQUENT TO BALANCE SHEET DATE

On 27 June 2014, the Company announced that it was going to undertake an on-market share buy-back of up to 10% of its issued capital in accordance with the Corporations Act and Rules of the Australian Stock Exchange.  The buy-back commenced on 15 July 2014 and was completed on 20 July 2014.  During this period the Company bought back 4,975,699 shares at a total consideration paid of $771,000.  On 24 July 2014 the 4,975,699 shares were cancelled.

Other than the matters above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

11.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Information as to the likely developments in the operations of the Group is set out in the operating and financial review above.

12.

SHARE OPTIONS

The Company has no unissued shares under option at the date of this report.

13.

INDEMNIFICATION

Indemnification and insurance of officers

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)

in his or her capacity as an officer of the Company; and

(b)

 to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

13.

INDEMNIFICATION (CONTINUED)

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith.  The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as disclosure is prohibited under the terms of the contract.

Indemnification of auditors

To the extent permitted by law, the Company has agreed to indemnify its auditors, Ernst & Young, as part of the terms of its audit engagement agreement against claims by third parties arising from the audit (for an unspecified amount). No payment has been made to indemnify Ernst & Young during or since the financial year.

14.

NON-AUDIT SERVICES

In the comparative period, Ernst & Young, the Company’s auditor, performed certain other services in addition to their statutory duties.

The Board considered the non-audit services provided during the comparative period by the auditor and in accordance with advice provided by resolution of the Audit Committee is satisfied that the provision of those non-audit services by the auditor during the comparative period was compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•

all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

•

the non-audit services do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

Details of the amounts paid to the auditor of the Company, Ernst & Young, and its related practices for audit and non-audit services provided during the year are shown in note 37 to the financial statements.

15.

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

16.

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The directors received the following declaration from the auditor of Orbital Corporation Limited.

Auditor's Independence Declaration to the Directors of Orbital Corporation Limited

In relation to our audit of the financial report of Orbital Corporation Limited  for the financial year ended 30 June 2014, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

T G Dachs

Partner

Perth

28 August 2014

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.

REMUNERATION REPORT - AUDITED

Principles of compensation

This Remuneration Report for the year ended 30 June 2014 outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group.

The remuneration report is presented under the following sections:

17.1.

Individual key management personnel disclosures

17.2.

Remuneration overview

17.3.

Remuneration governance

17.4.

Non-executive director remuneration arrangements

17.5.

Executive remuneration arrangements

17.6.

Company performance and the link to remuneration

17.7.

Executive contractual arrangements

17.8.

Directors and executive officers’ remuneration - company and group

17.9.

Equity instruments

17.1.

INDIVIDUAL KEY MANAGEMNT PERSONNEL DISCLOSURES

Details of KMP of the Group are set out below.

Key management personnel

Position

(i) Directors

Mervyn T Jones

Chairman (Non-executive)

Vijoleta Braach-Maksvytis

(Non-executive)

John P Welborn

(Non-executive) (appointed 17 June 2014)

Terry D Stinson

Managing Director and Chief Executive Officer (Executive)

W Peter Day

Chairman (Non-executive) (ceased being a KMP 28 February 2014)

(ii) Executives

Geoff P Cathcart

Chief Technical Officer

Ian G Veitch

Chief Financial Officer

17.2.

REMUNERATION OVERVIEW

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognising the contribution of each employee to the growth and success of the Group.

Executive members of the KMP may receive a short-term incentive (STI) approved by the Board as reward for exceptional performance in a specific matter of importance.  STI amounts of $74,000 became payable during the 2014 financial year (2013: nil).

Long-term incentive (LTI) awards consisting of shares that vest based on attainment of pre-determined performance goals are awarded to selected executives. For the 2014 financial year, the Company used earnings per share as the performance measure for the share awards. During the 2014 financial year, the performance hurdles for the 2011 grant of shares which were based on relative total shareholder return and earnings per share were not met and no shares vested.

The remuneration of non-executive directors of the Company consists only of directors’ fees and committee fees. Director fees and committee fees were reviewed and adjusted during the 2014 financial year.

Remuneration report at FY13 AGM

The FY13 remuneration report received positive shareholder support at the FY13 AGM with a vote of 92% in favour.

Remuneration strategy

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognising the contribution of each employee to the continued growth and success of the Group.

To this end, key objectives of the Company’s reward framework are to ensure that remuneration practices:

•

Are aligned to the Group’s business strategy;

•

Offer competitive remuneration benchmarked against the external market;

•

Provide strong linkage between individual and Group performance and rewards; and

•

Align the interests of executives with shareholders through measuring total shareholder return (TSR) and earnings per share (EPS).

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.2.

REMUNERATION OVERVIEW (CONTINUED)

Key changes to remuneration structure in 2014

The key changes made to remuneration structure in 2014 related to the replacement of the Medium Term Incentive (MTI) Plan with a new Short Term Incentive (STI) Plan. The key features of the STI plan are summarised in the table below.

Table 1 – STI Performance hurdles (and weighting %)

KPI	Proportion of STI award KPI applies to	Minimum KPI	Stretch KPI
		$’000	$’000
EBIT	40%	1,622	2,433
Free Cash Flow	30%	404	1,404
Non-organic growth of EBIT	20%	1,000	2,000
Board Discretion	10%	TBD	TBD

17.3.

REMUNERATION GOVERNANCE

Human Resources, Remuneration and Nomination Committee

The Human Resources, Remuneration and Nomination Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, company secretary and senior executives of the Company.

Data is obtained from independent surveys to ensure that compensation throughout the Group is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

The Human Resources, Remuneration and Nomination Committee comprises three independent non-executive directors. Further information on the committee’s role, responsibilities and membership can be seen at www.orbitalcorp.com.au.

Remuneration approval process

The Board approves the remuneration arrangements of the CEO and executives and all awards made under the long-term incentive (LTI) plan, following recommendations from the Human Resources, Remuneration and Nomination Committee. The Board also sets the aggregate remuneration of non-executive directors which is then subject to shareholder approval.

The Human Resources, Remuneration and Nomination Committee approves, having regard to the recommendations made by the CEO, the short-term incentive (STI) bonus plan and any discretionary bonus payments.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive directors and executive remuneration is separate and distinct.

Services from remuneration consultants

From 1 July 2011, all proposed remuneration consultancy contracts (within the meaning of section 206K of the Corporations Act 2001) are subject to prior approval by the Board or the Human Resources, Remuneration and Nomination Committee in accordance with the Corporations Act 2001.

Did a remuneration consultant provide a remuneration recommendation in relation to any of the KMP for the financial year?	No remuneration recommendation was provided by a remuneration consultant for the financial year.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.4.

NON-EXECUTIVE DIRECTOR REMUNERATION ARRANGEMENTS

Objective

The Board seeks to set aggregate remuneration at a level that provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost that is acceptable to shareholders.

Structure

The amount of aggregate remuneration sought to be approved by shareholders and the fee structure is reviewed against fees paid to non-executive directors of comparable companies. The Board considers advice from external consultants when undertaking the review process.

The Company’s constitution and the ASX listing rules specify that the non-executive directors’ fee pool shall be determined from time to time by a general meeting. The latest determination was at the 2001 annual general meeting (AGM) held on 25 October 2001 when shareholders approved an aggregate fee pool of $400,000 per year.

The Board will not seek any increase for the non-executive director pool at the 2014 AGM.

On appointment to the Board, all non-executive Directors enter into a service agreement with the Company in the form of a letter of appointment which details remuneration arrangements.

Fees

Non-executive directors do not receive retirement benefits, nor do they participate in any incentive programs.

The Chairman of the Board receives a fee of $102,500 (effective 1 September 2013) (2013:$88,000).  Each non-executive director receives a base fee of $72,000 (effective 1 September 2013) (2013: $69,200) for being a director of the Group.

The remuneration of non-executive directors for the year ended 30 June 2014 and 30 June 2013 is detailed in Section 17.8 of this report.

Are the non-executive directors paid any incentive or equity based payments or termination/retirement benefits?	No. The non-executive Directors are not paid any short term incentives, long term incentives, equity based remuneration or termination/retirement benefits
If non-executive directors are paid additional fees, how are these additional fees calculated?

From time to time, non-executive Directors may be requested to provide additional non-executive director related services.  This could include sitting on a due diligence committee or undertaking a special project for the Group.  During the year, no additional fees were paid to any of the non-executive Directors.

Are non-executive Directors’ fees going to increase in FY2015?	The Board has decided not to increase the directors’ fees.

17.5.

EXECUTIVE REMUNERATION ARRANGEMENTS

Objective

The Group aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Group and aligned with market practice.  The Group undertakes an annual remuneration review to determine the total remuneration positioning against the market.

Structure

The CEO’s target remuneration mix for FY2014 comprised 48% fixed remuneration, 28% target STI opportunity and 24% LTI opportunity. The LTI value is the total accounting expense associated with the grant made during the financial year. Key Management Personnel’s target remuneration mix for FY2014 was 54% fixed remuneration, 24% target STI opportunity and 22% LTI opportunity.

In the 2014 financial year, the executive remuneration framework consisted of the following components:

►

Fixed remuneration

►

Variable remuneration (STI and LTI)

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.5.

EXECUTIVE REMUNERATION ARRANGEMENTS (CONTINUED)

The table below illustrates the structure of Orbital’s executive remuneration arrangements:

Table 2 – Structure of remuneration arrangements

Remuneration component	Vehicle	Purpose	Link to company performance
Fixed compensation	w Represented by total fixed remuneration (TFR). w Comprises base salary, Superannuation contributions and other benefits.

w

Set with reference to role, market and experience.

w

Executives are given the opportunity to receive their fixed remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

w No direct link to company performance.
STI component (discretionary)	w Paid in cash	w Rewards executives for their contribution to achievement of Group outcomes.	w Discretionary award by the Board to reward executives for exceptional performance in a specific area of importance.
STI component (KPI related)	w Paid in cash.	w Rewards executives for their contribution to achievement of Group outcomes.	w EBIT. w Free Cash Flow. w Non-organic growth of EBIT w Board Discretion.
LTI component	w Awards are made in the form of shares or performance rights.	w Rewards executives for their contribution to the creation of shareholder value over the longer term.	w Vesting of awards is dependent on Orbital Corporation Limited’s TSR performance relative to a peer group and its Earnings Per Share.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Executive contracts of employment do not include any guaranteed base pay increases. TFR is reviewed annually by the Human Resources, Remuneration and Nomination committee. The process consists of a review of company, business unit and individual performance, relevant comparative remuneration internally and externally and, where appropriate, external advice independent of management.

The fixed component of executives’ remuneration is detailed in Section 17.8.

Variable remuneration — short-term incentive (STI) (discretionary)

The table below contains a summary of the key features of the STI plan.

What is the STI?

Executive directors and senior executives may from time-to-time receive a discretionary cash bonus approved by the Board as a retrospective reward for exceptional performance in a specific matter of importance.

When is the STI grant paid?	There are no pre-determined timeframes at which assessments for STI rewards are to be undertaken.
How does the Company’s STI structure support achievement of the Company’s strategy?

The STI rewards executives for their contribution to the achievement of Group outcomes in areas of significant importance not addressed by the pre-determined performance criteria of the STI (KPI related) and LTI.

How are the performance conditions of the STI determined?	The Board has no pre-determined performance criteria against which the amount of a STI is assessed.
What are the maximum possible values of award under the STI plan?

There are no pre-determined maximum possible values of award under the STI scheme.  In assessing the value of an STI award to be granted the Board will give consideration to the contribution of the action being rewarded to the success of the Group.

17.5.

EXECUTIVE REMUNERATION ARRANGEMENTS (CONTINUED)

Variable remuneration — short-term incentive (STI) (discretionary) (Continued)

What was the value of STI paid in the financial year?	Discretionary STI cash bonuses totalling $74,000 were awarded during the 2014 financial year and no bonuses were paid during the 2013 financial year.
Is a portion of STI deferred?	No discretionary STI cash bonuses relating to the 2014 or 2013 financial years will become payable in future financial years.

Variable remuneration — short-term incentive (STI) (KPI related)

The STI plan was established to incentivise executives to achieve stretch key performance indicators (KPI’s). The STI plan is a time based plan.

The table below contains a summary of the key features of the STI plan.

What is the STI?

Executive directors and senior executives may receive STI bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group over the short term (one financial year).

When is the STI grant paid?

The annual STI payments for executives are subject to the approval of the Human Resources, Remuneration and Nomination Committee, after consideration of performance against KPIs. This process usually occurs within three months after the reporting date. Payments are made as a cash bonus in the following reporting period.

Abnormal one-off items influencing the KPIs may be excluded at the discretion of the Human Resources, Remuneration and Nomination Committee. No bonus will be paid unless the Board is satisfied that Orbital has sufficient cash reserves.

How are the performance conditions of the STI determined?

The three KPI’s chosen by the Human Resource, Remuneration and Nomination Committee in July 2013  relate to 1) EBIT, 2) Free Cash Flow, and 3) Non-organic growth of EBIT. The Committee also included a provision for an award of up to 10% of the potential STI on a discretionary basis.

How does the Company’s STI structure support achievement of the Company’s strategy?

These three measures were chosen as they directly align the individual’s reward to the Group’s strategy and performance.  The objective of the Group is to grow the business in a profitable and cash flow positive manner.

What are the performance conditions under the STI for KMP in 2014?	The STI performance hurdles (and weighting %) for 2014 were:
	KPI	Proportion of STI award KPI applies to	Minimum KPI $’000	Stretch KPI $’000
	EBIT	40%	1,622	2,433
	Free Cash Flow	30%	404	1,404
	Non-organic growth of EBIT	20%	1,000	2,000
	Board Discretion	10%	TBD	TBD
How are actual results measured against the performance hurdles?

For each performance hurdle there are two targets ‘Base’ and ‘Stretch’.  ‘Base’ is the minimum target to trigger a STI payment for that hurdle.  The amounts paid for each hurdle varies between 2.3%-12% of TFR for ‘Base’ and 4.5%-24% of TFR for ‘Stretch’.  Where achievement is below ‘Base’ no payment is made.

What are the ranges of possible values of award under the STI plan?	Name	Position		Amount (Min – Max)
	Terry Stinson	Chief Executive Officer		0 - $227,136
	Geoff Cathcart	Chief Technical Officer		0 - $117,806
	Ian Veitch	Chief Financial Officer		0 - $102,232

The maximum bonus is only payable if the stretch targets on all three of the KPI’s are achieved and the Board Discretion element is paid in full.  No bonus is awarded where performance falls below minimum thresholds.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.5.

EXECUTIVE REMUNERATION ARRANGEMENTS (CONTINUED)

Variable remuneration — short-term incentive (STI) (KPI related) (Continued)

What was the value of STI paid in the financial year?

The Human Resources, Remuneration and Nomination Committee has considered the KPI related bonus for the 2014 financial year. The STI (KPI related) cash bonus available for the 2014 financial year is $nil.  This amount has been determined on the basis that 1) the EBIT for FY14 was below $1,622,000, 2) the free cash flow for FY14 was below $404,000, and 3) the non-organic growth of EBIT was below $1,000,000.

Is a portion of STI deferred?

No. At this stage, the Board does not consider it appropriate to defer a portion of the STI (KPI related).  This is because the performance criteria are objective (EBIT, free cash flow, and non-organic growth in EBIT) and obtained from the audited results of the Group.

Variable remuneration — long-term incentive (LTI)

LTI awards are made annually to executives in order to align remuneration with the creation of shareholder value over the long-term. As such, LTI awards are only made to executives and other key talent who have an impact on the Group's performance against the relevant long-term performance measure.

Employee Share Plan No.1

Senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan.  There are no performance conditions, because the plan is designed to align the interests of participating employees with those of shareholders.  Directors do not participate in Employee Share Plan No.1.

Executive Long Term Share Plan

The table below contains a summary of the key features of the Executive Long Term Share plan (ELTSP).

What is the ELTSP?

The ELTSP is a performance based share plan under which offered shares will vest for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

How does the ELTSP align the interests of shareholders and executives?

The ELTSP links rewards for the executive KMP to the Company’s strategy to grow shareholder value by increasing the Group’s earnings per share.  Vesting of shares only occurs if Orbital generates earnings per share of at least 1.28 cents per share.  The higher the earnings per share result the higher the number of shares that will vest.

How does the ELTSP support the retention of executives?

An objective of offering shares under the ELTSP is to promote retention.  At any one time, an executive KMP will have unvested rights. If an executive resigns they would forfeit the benefits of those unvested rewards.  This provides a valuable incentive to stay with the Company so long as the shares are seen by the executive KMP as likely to vest at the end of the performance period.

What are the principal terms of the issue made under the LTI in 2014?

•

Grant date: 31 August 2013 (Managing Director grant date: 23 October 2013 being the date of the AGM at which his participation in the plan was approved by shareholders).

•

Life: 3 years.

•

Expiry date: 31 August 2016.

•

Exercise Price: nil.

•

Fair value per right: 19.5 cents (Managing Director: 17 cents).

•

Market price of shares on grant date: 19.5 cents (Managing Director: 17 cents).

•

Measure of performance is earnings per share for the year ended 30 June 2016. See Table 3 for the vesting schedule.

•

Vested shares are held in trust by the trustee for a period of ten years, or until the cessation of employment.

What are the performance conditions for the vesting of ELTSP shares?

The performance conditions, which are based 100% on Earnings Per Share (EPS) (performance years 2014 and 2013), apply to determine the number of shares (if any) that vest to the Executives.

See tables 3, 4 and 5, below for the vesting schedules for EPS tested and TSR tested LTI awards granted in prior years.

How is the market price of the ELTSP determined?

The fair value of the EPS related rights is equal to the market price of shares on the grant date.  The fair value of the TSR related rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.5.

EXECUTIVE REMUNERATION ARRANGEMENTS (CONTINUED)

Variable remuneration — long-term incentive (LTI) (continued)

In what circumstances would the LTI entitlements be forfeited?

Where a participant ceases employment prior to the vesting of their award, the unvested shares are forfeited unless the Board applies its discretion to allow vesting at or post cessation of employment in appropriate circumstances.

What happens to LTI entitlements upon a change of control in the Group?

In the event of a change of control of the Group, the performance period end date will generally be brought forward to the date of the change of control and awards will vest subject to performance over this shortened period, subject to ultimate Board discretion.

Do shares granted under the LTI dilute existing shareholders’ equity?

The issue of shares can have a small dilutionary impact upon other shareholders. However, the number of shares issued under the ELTSP in the five years preceding the offer must not exceed 5% of the total shares on issue at the time an offer to a participant is made.

Are the shares issued under the LTI bought on market?	No. the company issues new shares for the ELTSP, it does not buy the shares on the market.
Does the executive obtain the benefit of dividends paid on shares issued under the LTI?

KMP are entitled to any dividends paid on vested shares subject to the ten year restriction on trading. Unvested rights do not participate in dividend payments or any other distributions to shareholders.

What other rights does the holder of vested LTI shares have?

Subject to the conditions and restrictions attaching to the shares, the holder of the shares has the same rights as any other holder of shares.  This includes voting rights, a right to dividends, bonus shares and capital distributions.

Does the Company have executive share ownership guidelines?

The Company does not have a formal policy requiring executives to own shares.  However a significant component of each executive’s remuneration consists of grants under an employee share plan.  Hence, at any given time, after an executive has been with the Company for more than three years, the executive typically has three unvested equity grants which are subject to performance conditions.  As at the date of this report, all executives who have been with the company for longer than three years have shares in the Company which have fully vested or been acquired on market.

Can executive KMP hedge to ensure that they obtain a benefit from unvested LTI’s?	No. All executive KMP have been advised that under section 206J of the Corporations Act it is an offence for them to hedge unvested grants made under the ELTSP.
How many LTI awards vested in the financial year?

None. TSR Performance targets under the LTI offered in FY2011 were not met in FY2014 and the EPS for the financial year was less than 15 cents per share and as a result nil (2013: nil) shares were issued to KMPs.

Is a portion of LTI deferred?	Granted ELTSP shares are subject to a three year performance period. Vested ELSTP shares are subject to restrictions on trading for a period of ten years.

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company for the performance year 2014:

Table 3 – Vesting schedule for the EPS tested LTI awarded for the performance year 2014

Company Performance (Earnings per share)	% of offered shares issued to each executive
Compounded EPS growth of less than 20% per annum (up to 73% growth over 3 years)	0%
Compounded EPS growth of between 20% and 34.9% per annum (at least 73% growth over 3 years)	25% to 49% (on a straight line basis)
Compounded EPS growth of between 35% and 49.9% per annum (at least 246% growth over 3 years)	50% to 99% (on a straight line basis)
Compounded EPS growth of 50% or greater per annum (at least 338% growth over 3 years)	100%

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.5.

EXECUTIVE REMUNERATION ARRANGEMENTS (CONTINUED)

Variable remuneration — long-term incentive (LTI) (continued)

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company for the performance year 2013:

Table 4 – Vesting schedule for the EPS tested LTI awarded for the performance year 2013

Company Performance (Earnings per share)	% of offered shares issued to each executive
Under 5 cents	0%
At or above 5 cents but below 7 cents	25% to 50% (on a straight line basis)
At or above 7 cents but below 9 cents	50% to 100% (on a straight line basis)
At or above 9 cents	100%

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will vest to the Executive.

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company:

Table 5 – Vesting schedule for the TSR tested LTI awarded for the performance year 2011 and 2012

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will vest under the FY2012, FY2013 and FY 2014 offer unless the Company’s TSR is at or above the 50th percentile or the EPS for the years ending 30 June 2014, 30 June 2015 and 30 June 2016 is at or above 15, 5 and 1.28 cents per share, respectively.

TSR Performance targets under the LTI offered in FY2011 were not met in FY2014 and as a result nil (2013: nil) shares were issued to KMPs.

At the Company’s Annual General Meeting in October 2013, shareholders approved the terms and conditions of the Executive Long Term Share Plan and also approved the issue of shares to the Managing Directors under that plan.

Performance Rights Plan

The Company also introduced a Performance Rights Plan in 2009 as part of the employment contact of Mr T D Stinson.  The Performance Rights Plan was approved by shareholders in October 2008.  The Board has no present intention to utilise the Performance Rights Plan for any other senior executives.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company.  Until they are exercised, performance rights:

(a)

do not give the holder a legal or beneficial interest in shares of the Company; and

(b)

do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)

a performance hurdle is met over the periods specified by the Board; or

(b)

the Board allows early exercise on cessation of employment; or

(c)

it is determined by the Board in light of specific circumstances.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.5.

EXECUTIVE REMUNERATION ARRANGEMENTS (CONTINUED)

Variable remuneration — long-term incentive (LTI) (continued)

Performance Rights Plan (continued)

The terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)

Mr T D Stinson will be awarded 1,150,000 performance rights;

(b)

the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Table 6 – Vesting schedule for the performance rights plan

Tranche	Number of performance rights	Share price target
1	200,000	$2.50
2	200,000	$5.00
3	200,000	$7.50
4	200,000	$10.00
5	125,000	$20.00
6	125,000	$30.00
7	100,000	$50.00

The target share prices were chosen as they directly align the director’s reward with group strategy.

(c)

the acquisition price and exercise price of the performance rights will be nil.

(d)

Mr T D Stinson will only be permitted to exercise a performance right if:

•

the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)

If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the year ended 30 June 2014.

LTI awards for 2014 financial year

Shares were granted under the Employee Share Plan No.1 to a number of executives on 5 February 2014.  No Shares were granted under the Executive Long Term Share Plan or the Performance Rights Plan during the 2014 financial year.

Details in respect of the award are provided in Section 17.9.

17.6.

COMPANY PERFORMANCE AND THE LINK TO REMUNERATION

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives.  The STI is an “at risk” bonus provided in the form of cash, while the LTI is provided as ordinary shares of Orbital Corporation Limited under the rules of the various Share Plans.

In considering the Group’s performance and benefits for shareholders wealth the Human Resources, Remuneration and Nomination Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.6.

COMPANY PERFORMANCE AND THE LINK TO REMUNERATION (CONTINUED)

Company performance and its link to medium-term incentives

EBIT, Free Cash Flow and Non-organic growth of EBIT are considered in setting the STI as they are considered important short term performance targets.

Company performance for the current year, the last 4 years and KPI targets are as follows:

Table 7 – Orbital five year performance linked to short-term incentives

	2010	2011	2012	2013	2014	Minimum KPI	Stretch KPI
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
EBIT	4,641	2,043	(2,808)	2,570	1,554	1,622	2,433
Free Cash Flow	(3,350)	1,685	(768)	5,967	(1,054)	404	1,404
Non-organic growth in EBIT	-	-	-	-	-	1,000	2,000

Company performance and its link to long-term incentives

The performance measure which drives LTI vesting is the Company’s TSR performance relative to the companies within its peer group and earnings per share (EPS). The table below show the performance of the Group as measured by the Group's total shareholder return (TSR) to the median of the TSR for peer group and also the Group’s earnings per share for the past five years (including the current period) to 30 June 2014.  The earnings per share values in the table below have been adjusted to reflect the share consolidation undertaken in October 2010.

Company performance for the current year and last 4 years is as follows:

Table 8 – Orbital five year performance linked to long-term incentives

	2010	2011	2012	2013	2014	2014	2015
						Minimum	Minimum
TSR ranking (percentile)	56th	*	*	18th	*	50th	50th
Earnings per share (cents)	9.39	3.65	(6.28)	0.74	3.39	15.00	9.00
Closing share price ($)	0.25**	0.25	0.22	0.15	0.16	-	-

* The Company did not measure its TSR ranking in 2011, 2012, or 2014 as the Board determined that Orbital’s TSR would be below the median TSR of the peer group.

** Share prices were adjusted for 10:1 share consolidation that occurred in October 2010.

As a result of the Company’s performance over the last five years, LTIs offered during 2007 were partially vested in financial year 2010.  The performance target for the LTIs offered in 2008, 2009, 2010 and 2011 were not met during the financial years 2011, 2012, 2013 and 2014 and as such no shares vested.

17.7.

EXECUTIVE CONTRACTUAL ARRANGEMENTS

Remuneration arrangements for KMP are formalised in employment agreements. Details of these contracts are provided below.

The CEO, Mr. Stinson, is employed under a rolling contract.

Under the terms of the present contract as disclosed to the ASX on 14 September 2007:

►

The CEO receives fixed remuneration of $378,000 per annum

►

The CEO’s target MTI opportunity per annum is 20% of annual Total Employment Costs (TEC) and his maximum

STI opportunity per annum is 60% of TEC

►

The CEO is eligible to participate in Orbital Corporation Limited’s LTI plan on terms determined by the Board, subject to receiving any required or appropriate shareholder approval

The CEO’s termination provisions are as follows:

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.7.

EXECUTIVE CONTRACTUAL ARRANGEMENTS (CONTINUED)

Table 9 – Summary of contractual provisions for the CEO

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments
Employer initiated termination	12 months	12 months	Pro-rated for time and performance	Board discretion	None
Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None
Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Other KMP

All other KMP have rolling contracts.

Standard KMP termination provisions are as follows:

Table 10 – Summary of KMP termination provisions

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments
Employer initiated termination	3 months	3 months	Pro-rated for time and performance	Board discretion

4 weeks pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year.  The maximum entitlement to termination pay is limited to 65 weeks pay.

Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None
Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.8.

DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION – COMPANY AND GROUP

Details of the nature and amount of each major element of remuneration of the Company and the Group’s Key Management Personnel are:

Table 11 – Compensation of KMP for the years ended 30 June 2014 and 2013

		Short Term			Post Employment	Long-term Benefits*	Share Based Payments		Total	Proportion of remuneration performance related
		Salary and		Total	Employer	Long	Employee	Performance Rights Plan
	Year	Director’ Fees	Cash Bonuses		Superannuation Contributions	Service Leave	Share Plans
		$	$	$	$	$ (d)	$ (a)(b)	$ (c)	$	%

Non-executive Directors
Mervyn T Jones	2014	88,494	-	88,494	8,195	-	-	-	96,689	-
Chairman and Director (Non-executive)	2013	63,486	-	63,486	5,714	-	-	-	69,200	-
Vijoleta Braach-Maksvytis	2014	65,474	-	65,474	6,063	-	-	-	71,537	-
Director (Non-executive)	2013	63,486	-	63,486	5,714	-	-	-	69,200	-
John P Welborn (e)	2014	2,522	-	2,522	240	-	-	-	2,762	-
Director (Non-executive)	2013	-	-	-	-	-	-	-	-	-
W Peter Day (f)	2014	46,234	-	46,234	4,277	-	-	-	50,511	-
Chairman and Director (Non-executive)	2013	90,459	-	90,459	8,141	-	-	-	98,600	-
Total Consolidated, all non-executive directors	2014	202,724	-	202,724	18,775	-	-	-	221,499	-
	2013	217,431	-	217,431	19,569	-	-	-	237,000	-

Executive Director
Terry D Stinson	2014	346,508	34,000	380,508	32,088	12,161	15,221	34,511	474,489	17.6%
Director and Chief Executive Officer	2013	333,945	-	333,945	40,073	8,387	82,867	49,283	514,555	25.7%

Other Key Management Personnel
Geoff P Cathcart	2014	242,643	20,000	262,643	26,803	7,581	9,388	-	306,415	9.6%
Chief Technical Officer	2013	213,525	-	213,525	25,623	14,558	33,774	-	287,480	11.7%
Ian G Veitch (g)	2014	208,308	20,000	228,308	19,269	4,670	2,941	-	255,188	9.0%
Chief Financial Officer	2013	77,964	-	77,964	6,870	12,245	6,266	-	103,345	6.1%
Keith A Halliwell (h)	2014	-	-	-	-	-	-	-	-	-
Chief Financial Officer	2013	168,814	-	168,814	18,058	(2,742)	(65,175)	-	118,955	(53.6)%
Total Consolidated, Executive Director and Key Management Personnel	2014	797,459	74,000	871,459	78,160	24,412	27,550	34,511	1,036,092	13.1%
	2013	794,248	-	794,248	90,624	32,448	57,732	49,283	1,024,335	10.4%

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.8.

DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION – COMPANY AND GROUP (CONTINUED)

Notes in relation to the table of directors' and executive officers remuneration

(a)

The fair value of the Employee Share Plan #1 is based upon the market value (at offer date) of shares offered.

(b)

The fair value of the TSR related Executive Long Term Share plan ("ELTSP") rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date.  The value disclosed is the portion of the fair value of the rights recognised in this reporting period.  In valuing the rights the market based hurdles that must be met before the executive long term share plan rights vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of TSR related rights issued under the ELTSP on grant date:

Table 12 – Summary of terms and conditions of unvested TSR related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-10	3 years	31-Aug-13	33 cents	nil	34 cents	60.00%	4.27%
31-Aug-11*	3 years	31-Aug-14	25 cents	nil	35 cents	110.00%	3.79%

*

The grant date of the TSR related rights for the Managing Director was 26 October 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

Table 13 – Summary of terms and conditions of unvested EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
31-Aug-10	3 years	31-Aug-13	34 cents	nil	34 cents
31-Aug-11*	3 years	31-Aug-14	35 cents	nil	35 cents
31-Aug-12*	3 years	31-Aug-15	20 cents	nil	20 cents
31-Aug-13*	3 years	31-Aug-16	19.5 cents	nil	19.5 cents

*

The grant dates of the EPS related rights for the Managing Director were 26 October 2011, 7 November 2012 and 23 October 2013 respectively.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(c)

The fair value of the Performance Rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date.  The value disclosed is the portion of the fair value of the performance rights recognised in this reporting period.  In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.8.

directors’ and executive officers’ remuneration – company and group (continued)

Table 14 – Summary of terms and conditions of unvested performance rights

Grant Date	Life	Fair Value per right	Target price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-08	10 years	47 cents	$2.50	79 cents	55.00%	5.75%
31-Aug-08	10 years	35 cents	$5.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	28 cents	$7.50	79 cents	55.00%	5.75%
31-Aug-08	10 years	23 cents	$10.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	13 cents	$20.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	9 cents	$30.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	5 cents	$50.00	79 cents	55.00%	5.75%

(d)

Prior year comparatives have been restated to include long service leave

(e)

Mr Welborn became a KMP on 17 June 2014

(f)

Mr Day ceased to be a KMP on 28 February 2014

(g)

Mr Veitch became a KMP on 11 February 2013

(h)

Mr Halliwell ceased to be a KMP on 8 February 2013.

17.9.

EQUITY INSTRUMENTS

All shares refer to ordinary shares and rights of Orbital Corporation Limited.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

Analysis of Shares Offered as Compensation

Details of the shares and rights offered under the LTI to each key management person during the reporting period are as shown below. Please refer to footnote (b) below for the terms and conditions relating to the granting of the rights offered under the Executive Long Term Share Plan.

Table 15 – Summary of KMP executives interests in LTI equity rights

		Employee Share Plan No. 1			Executive Long Term Share Plan
		Number of shares issued	Share Price	Value (a) $	Number of Rights Offered	Value of Rights Offered (b) $	Number of Rights Vested	Number of Expired or Forfeited (c)
Executive Director
T D Stinson	2014	-	-	-	1,165,000	198,050	-	(665,000)
	2013	-	-	-	1,100,000	220,000	-	(525,000)
Executives
G P Cathcart	2014	5,844	$0.1711	1,000	537,000	104,715	-	(252,700)
	2013	7,468	$0.1339	1,000	450,000	90,000	-	(199,500)
I G Veitch	2014	5,844	$0.1711	1,000	466,000	90,870	-	(76,000)
	2013	7,468	$0.1339	1,000	330,000	66,000	-	(60,000)
K A Halliwell (d)	2014	-	-	-	-	-	-	-
	2013	7,468	$0.1339	1,000	600,000	120,000	-	(1,614,067)

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2014

17.9.

EQUITY INSTRUMENTS (CONTINUED)

 (a)

The fair value of the employee share plan No. 1 based upon the market value (at offer date of 31 October 2013 and 31 October 2012 respectively) of shares offered. These awards are fully vested.

 (b)

Represents the fair value of rights offered on 31 August 2013 and 31 August 2012 respectively using a Monte-Carlo simulation model for the TSR related rights (31 August 2012 offer) and the market price on the grant date for EPS related right (31 August 2012 and 31 August 2013 offers).  The vesting of the shares offered on 31 August 2012 and 31 August 2013 is subject to the Group achieving the criteria listed in tables 3, 4 and 5.  Performance conditions were met not in respect of rights offered in August 2010 and shares in relation to that offer expired at the expiration of the performance period during the 2014 financial year.

(c)

The value of the Executive Long Term Share Plan rights expired or forfeited during the period was $nil on the date of expiry or forfeiture.

(d)

Represents 266,500 rights expired and 1,347,567 rights forfeited by Mr Halliwell on his resignation.

Table 16 – Movement of KMP executives interests in LTI equity rights

	Held at					Held at	Not
	1-Jul13	Offered	Forfeited	Vested	Expired (a)	30-Jun-14	Exercisable
Executive director
Mr TD Stinson	2,535,000	1,165,000	-	-	(665,000)	3,035,000	3,035,000

Executives
Dr GP Cathcart	1,012,700	537,000	-	-	(252,700)	1,297,000	1,297,000
Mr IG Veitch	498,500	466,000	-	-	(76,000)	888,500	888,500

(a)    The fair value of these performance rights was nil at the expiry date.

Table 17 – Movement of KMP interests in shares

	Held at		Granted as compensation				Held at
	1-Jul13	Purchases	ESP #1	ELTSP	Sales	Other (b)	30-Jun-14
Non-executive directors
Dr MT Jones	18,000	52,000	-	-	-	-	70,000
Dr V Braach-Maksvytis -		-	-	-	-	-	-
Mr JP Welborn (a)	-	-	-	-	-	-	-
Mr WP Day	10,000	-	-	-	-	(10,000)	-

Executive director
Mr TD Stinson	392,690	-	-	-	-	-	392,690

Executives
Dr GP Cathcart	61,563	-	5,844	-	-	-	67,407
Mr IG Veitch	20,443	-	5,844	-	-	-	26,287

(a)    Mr JP Welborn was appointed a Non-executive director on 17 June 2014.

(b)    Represents shareholdings at the time that Mr WP Day ceased to be a KMP.

Loans to key management personnel and their related parties

The Group has not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management personnel or their related parties at year-end.

End of Remuneration Report

Signed in accordance with a resolution of the Directors:

M T Jones

T D Stinson

Director

Managing Director

Dated at Perth, Western Australia this 28th day of August 2014.

CORPORATE GOVERNANCE STATEMENT

1. CORPORATE GOVERENACE AT ORBITAL

The Board of Directors of Orbital Corporation Limited is responsible for the corporate governance of the Group.  The Board guides and monitors the business and affairs of the Group on behalf of the shareholders by whom they are elected and to whom they are accountable.  This statement reports on Orbital’s key governance principles and practices.  These principles and practices are reviewed regularly and revised as appropriate to reflect changes in law and developments in corporate governance.

The Company, as a listed entity, must comply with the Corporations Act 2001 (Cwth) (Corporations Act), the Australian Securities Exchange (ASX) Listing Rules (ASX Listing Rules) and other Australian and international laws.  The ASX Listing Rules requires the Company to report on the extent to which it has followed the Corporate Governance Recommendations contained in the ASX Corporate Governance Council’s (ASXCGC) second edition of its Corporate Governance Principles and Recommendations with 2010 Amendments.  Orbital believes that, throughout the 2014 financial year and to the date of this report, it has complied with all the ASXCGC Recommendations.

Information on Orbital’s corporate governance framework is also provided in the Corporate Governance section of Orbital’s website (www.orbitalcorp.com.au)

2. BOARD OF DIRECTORS

2.1. Role of the Boards

ASXCGC Recommendations 1.1, 1.3

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Group and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the Group including formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.

It is also responsible for approving and monitoring financial and other reporting. A copy of the Board’s Charter is available in the Corporate Governance section of Orbital’s website.

The Board has delegated responsibility for operation and administration of the Group to the Chief Executive Officer and executive management.  Responsibilities are delineated by formal authority delegations.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

2.2. Composition of the Board

ASXCGC Recommendations 2.1, 2.2, 2.3, 2.6

The names and qualifications of the directors of the Company in office at the date of this Report are detailed in the Directors’ Report on page 8.

The composition of the Board is determined using the following principles:

•

A minimum of three directors, with a broad range of expertise;

•

An independent non-executive director as Chairman;

•

A majority of independent non-executive directors; and

•

The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•

is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;

•

within the last three years has not been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;

•

within the last three years has not been a principal of a professional adviser or a consultant to the Company or another group member, or an employee materially associated with the service provided;

•

is not a material* supplier or customer of the Company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•

has no material* contractual relationship with the Company or another Group member other than as a director of the Company;

•

has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company; and

•

is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

*No non-executive director is a supplier to or customer of the Group, nor does any non-executive Director have a contractual relationship with the Group (other than as a director of the Company) and therefore the Board has not had to consider any materiality threshold.

2.3. Conflicts of Interest

In accordance with the Corporations Act 2001 and the Company's constitution, directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company.  Where the Board believes that a significant conflict exists the director concerned must not be present at the meeting whilst the item is considered or to vote on the matter.  The Board has procedures in place to assist directors to disclose potential conflicts of interest.

2.4. Board Succession Planning

ASXCGC Recommendation 2.6

The Board manages its succession planning with the assistance of the Human Resources, Remuneration and Nomination Committee.  The Committee annually reviews the size, composition and diversity of the Board and the mix of existing and desired competencies across members and reports its conclusions to the Board.  In conducting the review a skills matrix is used to enable the Committee to assess the skills and experience of each director and the combined capabilities of the Board.

Recognising the importance of Board renewal, the Committee takes each director’s tenure into consideration in its succession planning.

2.5. Directors’ Retirement and Re-election

ASXCGC Recommendation 2.6

Non-executive directors must retire at the third AGM following their election or most recent re-election.  At least one non-executive director must stand for election at each AGM.  Any director appointed to fill a vacancy since the date of the previous AGM must submit themselves to shareholders for election at the next AGM.

Board support for a director’s re-election is not automatic and is subject to satisfactory director performance.

2.6 Directors’ Appointment, Induction Training and Continuing Education

All new directors are required to sign and return a letter of appointment which sets out the key terms and conditions of their appointment, including duties, rights and responsibilities, the time commitment envisaged and the Board’s expectations regarding their involvement with committee work.

As part of the induction process, new directors are provided with detailed information about the nature of the Group’s business, current issues, Group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Group’s business operations.

All directors are expected to maintain the skills required to discharge their obligations to the Company.  Directors are encouraged to undertake continuing professional education including industry seminars and approved education courses.

2.7 Board Access to Independent Professional Advice and Company Information

ASXCGC Recommendation 2.6

Each director has the right of access to all relevant Company information and to the Group’s executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense.  The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation.  A copy of the advice received by the director is made available to all other members of the board.

2.8 Review of Board Performance

ASXCGC Recommendations 2.5, 2.6

The Human Resources, Remuneration and Nomination Committee is responsible for determining the process for evaluating Board performance.  Evaluations are conducted by way of questionnaires appropriate in scope and content to effectively review:

the performance of the Board and each of its committees against the requirements of their respective charters; and

the individual performance of the Chairman and each director.

The performance of each director retiring at the next AGM is taken into account by the Board in determining whether or not the Board should support the re-election of the director.

2.9 Directors’ Remuneration

Details of remuneration paid to directors (executive and non-executive) are set out in the Remuneration Report on pages 12 to 26.  The Remuneration Report also contains information on the Company’s policy for determining the nature and amount of remuneration for directors and senior executives and the relationship between the policy and company performance.

Shareholders will be invited to consider and approve the Remuneration Report at the 2014 AGM.

2.10 Board Meetings

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary.  Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance.  Board papers are distributed to directors in advance of any director’s meeting to ensure that there is sufficient time for the directors to digest the content of the papers and prepare for the meeting.  Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

2.11 Company Secretary

Details of the Company Secretary are set out on page 9 of the Directors’ Report.  The appointment and removal of a Company Secretary is a matter for decision by the Board.  The Company Secretary is responsible for ensuring that Board procedures are complied with and that governance matters are addressed.

3. COMMITTEES OF THE BOARD

3.1 Board Committees, Membership and Charters

ASXCGC Recommendations 2.4, 2.6, 4.1, 4.2, 4.3, 4.4, 8.1, 8.3,

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee and a Human Resources, Remuneration and Nomination Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis.  The effectiveness of each committee is also constantly monitored.  The Board has also established a framework for the management of the Group including a system of internal control and the establishment of appropriate ethical standards.

3.2 Audit Committee

ASXCGC Recommendations 4.1, 4.2, 4.3, 4.4

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. A copy of the Audit Committee’s Charter is available in the Corporate Governance section of Orbital’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Dr M T Jones (Chairman 1 July 2013 – 1 September 2013), Mr W P Day (Chairman 1 September 2013 – 28 February 2014), Mr J P Welborn (Chairman since 23 June 2014) and Dr V Braach-Maksvytis.  The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2014 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements; the Australian and United States corporations laws and ASX Listing Rules; and improving the quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act.  The Audit Committee charter provides for rotation of the external audit partner every five years.

3.3 Human Resources, Remuneration and Nomination Committee

ASXCGC Recommendations 2.4, 2.6, 8.1, 8.2

The role of the Human Resources, Remuneration and Nomination Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and directors. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning.  This role also includes responsibility for employee share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies.  From time-to-time, the Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Committee also oversees the appointment and induction process for directors.  It reviews the composition of the Board and makes recommendations on appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders.

The Human Resources, Remuneration and Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr V Braach-Maksvytis (Chairman), Dr M T Jones, Mr W P Day (1 July 2013 – 28 February 2014) and Mr J P Welborn (since 23 June 2014).

The Human Resources, Remuneration and Nomination Committee meet as and when required.  The Committee has a documented charter, approved by the Board. A copy of the Human Resources, Remuneration and Nomination Committee’s Charter is available in the Corporate Governance section of Orbital’s website.

The performance of all Directors is reviewed by the Chairman each year.  Directors whose performance is unsatisfactory are asked to retire.

4 SHAREHOLDERS

4.1 Shareholder Communication

ASXCGC Recommendations 6.1, 6.2

Directors recognise that shareholders, as the ultimate owners of the Company, are entitled to receive timely and relevant high quality information about their investment.  Similarly, prospective new investors are entitled to be able to make informed investment decisions when considering the purchase of shares.

Information is communicated to shareholders as follows:

•

The disclosure of full and timely information about Orbital’s activities in accordance with the disclosure requirements contained in the ASX Listing Rules and the Corporations Act;

•

All information released to the market to be placed on the Company’s website promptly following release;

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act and US Securities Law; and

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period.  The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group's strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to Directors and changes to the Constitution.  A copy of the Constitution is available to any shareholder who requests it.

4.2 Continuous Disclosure and Market Communications

ASXCGC Recommendations 5.1, 5.2

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the Group's state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the ASX as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the ASX. The Company Secretary is responsible for all communications with the ASX.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available in the Corporate Governance Section of Orbital’s website.

5. PROMOTING RESPONSIBLE AND ETHICAL BEHAVIOUR

5.1 Code of Conduct and Whistleblower Policy

ASXCGC Recommendations 3.1, 3.5

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Group.  Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the Group, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both Codes are available in the Corporate Governance section of Orbital’s website.

5.2 Securities Ownership and Dealing

The Company's policy with respect to Directors and Officers dealing in the Company's shares or options states that:

•

Directors and Officers are prohibited from dealing in the Company's securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company's securities;

•

Directors and Officers are prohibited from short term trading in the Company's securities;

•

Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company's securities; and

•

Directors and Officers are prohibited from undertaking transactions in the Company's securities during the period from one month prior to the proposed release of the Company's annual or half-year result until two days after that release.

A copy of the Securities Trading Policy is available in the Corporate Governance section of Orbital’s website.

6. RISK MANAGEMENT

6.1 Approach to Risk Management and Internal Control

ASXCGC Recommendations 7.1, 7.4

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the Group. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the Group’s assets are safeguarded and that reliable financial records are maintained. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively.  A copy of the Company’s risk management policy is available in the Corporate Governance section of Orbital’s website.

Risks to the Group arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Group’s customers, the impact of exchange rate movements, environmental issues, occupational safety and health and financial reporting.

6.2 Internal Control Framework

ASXCGC Recommendations 7.2, 7.4

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•

Capital expenditure commitments are subject to authority level approval procedures;

•

Financial exposures are controlled by the use of forward exchange contracts, where appropriate;

•

Occupational safety and health issues are monitored by a safety committee;

•

Financial reporting accuracy and compliance with regulatory requirements; and

•

Compliance with environmental regulation.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

6.3 Chief Executive Officer and Chief Financial Officer Assurance

ASXCGC Recommendations 7.3, 7.4

The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively.

Monthly financial results are reported against budgets approved by the directors and revised forecasts for the year are prepared regularly.

6.4 Environmental Regulation

The Group holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation.  These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Group on an on-going basis.  The directors are not aware of any material breaches during the period covered by this report.

7. EXTERNAL AUDITOR RELATIONSHIP

ASXCGC Recommendation 4.4

The Audit Committee oversees the terms of engagement of Orbital’s external auditor.  The Audit Committee ensures that the audit approach covers all financial statement areas where there is a risk of material misstatement and that audit activities are carried out throughout the Orbital Group in the most effective, efficient and comprehensive manner.

The Committee has the responsibility for the appointment, compensation and oversight of the external Auditor and to ensure that the external Auditor meets the required standards for Auditor Independence. In monitoring Auditor Independence the Committee will have regard to any legislative or regulatory requirements, and the following principles:

•

It is mandatory that the Audit Partner responsible for the Audit be rotated at least every five years. At least two years must expire before the Audit Partner can again be involved in the Audit of the Group.

•

The Committee monitors the number of former employees of the external Auditor who were involved in auditing the company, currently employed in senior financial positions in the company, and assesses whether this impairs or appears to impair the Auditor’s judgment or independence in respect of the company. An individual auditor who was engaged by the external Auditor and participated in the company’s audit shall be precluded from employment as Chief Executive Officer or Chief Financial Officer of the company for a period of twelve months from the time of the audit.

•

Consider whether taken as a whole, the various relationships between the company and the external Auditor and the economic importance of the company (in terms of fees paid to the external Auditor for the Audit as well as fees paid to the external Auditor for the provision of non-audit services) to the external Auditor impair or appear to impair the Auditor’s judgment or independence in respect of the company.

•

The company shall not engage its external Auditor for certain non-audit services (including book-keeping, financial information systems design, valuations, actuarial services, internal audit outsourcing, human resources and unrelated legal/expert services). Any proposal to grant the external Auditor non-prohibited non-audit services will be referred to the Chairman of the Audit Committee by management prior to granting the work.

•

The Chairman of the Committee will meet (at least annually) with the external Auditors without the presence of management

8. DIVERSITY

ASXCGC Recommendations 3.2, 3.3, 3.4, 3.5

8.1 Diversity Policy

The Company respects and values the competitive advantage of diversity, and the benefit of its integration throughout the Company, in order to enrich the Company's perspective, improve corporate performance, increase shareholder value, and enhance the probability of achievement of the Company's objectives.

Diversity constitutes people at relevant levels within the Company (including board, senior executive, management and otherwise) with a diverse blend of skills, experiences, perspectives, styles and attributes gained from life's journey, including on account of their culture, gender, age or otherwise.

The Company is committed to employing and retaining the best technical and non-technical staff based on their capacity to perform well for the Company.

A copy of the Diversity Policy is available in the Corporate Governance section of Orbital’s website.

8.2 Measurable Objectives —Diversity

The Board has not set any measurable objectives for gender diversity as it is satisfied that current employment, advancement and reward decisions regarding staff within the Company are made irrespective of race, religion, gender, age, or any other irrelevant point of difference, therefore no measureable objectives have been put in place at this time to specifically change or increase gender diversity.

8.3 Workforce gender profile at 30 June 2013

Proportion of women in total organisation:

22%

Proportion of women in senior executive positions:

0%

Proportion of women on the board:

25%

CORPORATE GOVERNANCE STATEMENT

9. ASX CORPORATE GOVERNANCE COUNCIL RECOMMENDATIONS CHECKLIST

The table below summarises the Group’s compliance with the ASX Corporate Governance Council’s Recommendations.

	Recommendation	Comply Yes / No	Reference
Principle 1 - Lay solid foundations for management and oversight

1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Yes	2.1
1.2	Companies should disclose the process for evaluating the performance of senior executives	Yes	Remuneration Report
1.3	Companies should provide the information indicated in the guide to reporting on Principle 1.	Yes	2.1, 2.8, Remuneration Report
Principle 2 – Structure the board to add value

2.1	A majority of the board should be independent directors	Yes	2.2
2.2	The chair should be an independent director.	Yes	2.2
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Yes	2.2
2.4	The board should establish a nomination committee	Yes	3.1, 3.3
2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors	Yes	2.8
2.6	Companies should provide the information indicated in the guide to reporting on Principle 2.	Yes	2.2, 2.4, 2.5, 2.7, 2.8, 3.1, 3.3
Principle 3 – Promote ethical and responsible decision making

3.1	Companies should establish a code of conduct and disclose the code or a summary of the code as to: • The practices necessary to maintain confidence in the company's integrity. • The practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders. • The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	Yes	5.1
3.2	Companies should establish a policy concerning diversity and disclose the policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity for the board to assess annually both the objectives and progress in achieving them.	Yes	8.1
3.3	Companies should disclose in each annual report the measurable objectives for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them.	No	8.2
3.4	Companies should disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the board.	Yes	8.3
3.5	Companies should provide the information indicated in the guide to reporting on Principle 3.	Yes	5.1, 8.1, 8.2, 8.3
Principle 4 – Safeguard integrity in financial reporting

4.1	The board should establish an audit committee.	Yes	3.1, 3.2
4.2

The audit committee should be structured so that it:

•

Consists only of non-executive directors.

•

Consists of a majority of independent directors.

•

Is chaired by an independent chair, who is not chair of the board.

•

Has at least three members.

		Yes	3.1, 3.2

CORPORATE GOVERNANCE STATEMENT

	Recommendation	Comply Yes / No	Reference

4.3	The audit committee should have a formal charter.	Yes	3.1, 3.2
4.4	Companies should provide the information indicated in the guide to reporting on Principle 4	Yes	3.1, 3.2, 7
Principle 5 – Make timely and balanced disclosure

5.1	Companies should establish written policies designed to ensure compliance with ASX listing rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.	Yes	4.2
5.2	Companies should provide the information indicated in the guide to reporting on Principle 5..	Yes	4.2
Principle 6 – Respect the rights of shareholders

6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Yes	4.1
6.2	Companies should provide the information indicated in the guide to reporting on Principle 6.	Yes	4.1
Principle 7 – Recognise and manage risks

7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Yes	6.1
7.2	The board should require management to design and implement the risk management and internal control system to manage the company's material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company's management of its material business risks.	Yes	6.2
7.3	The board should disclose whether it has received assurance from the chief executive officer [or equivalent] and the chief financial officer [or equivalent] that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Yes	6.3
7.4	Companies should provide the information indicated in the guide to reporting on Principle 7.	Yes	6.1, 6.2, 6.3
Principle 8 – Remunerate fairly and responsibly

8.1	The board should establish a remuneration committee	Yes	3.1
8.2	The remuneration committee should be structured so that it: • consists of a majority of independent directors. • is chaired by an independent chair. • has at least three members.	Yes	3.3
8.3	Companies should clearly distinguish the structure of nonexecutive directors' remuneration from that of executive directors and senior executives	Yes	2.9, Remuneration Report
8.4	Companies should provide the information indicated in the guide to reporting on Principle 8.	Yes	3.1

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2014

		Consolidated
	Note	2014	2013
		$'000	$'000

Sale of goods		14,136	23,424
Engineering services income		2,898	2,057
Royalty and licence income		1,124	1,007
Other revenue	6	179	211
Total Revenue		18,337	26,699

Other income	7	4,402	3,889

Materials and consumables	8(d)	(7,283)	(10,428)
Employee benefits expense	8(a)	(9,642)	(11,210)
Depreciation and amortisation		(908)	(959)
Engineering consumables and contractors		(985)	(688)
Occupancy expenses		(1,839)	(1,814)
Travel and accommodation		(278)	(407)
Communications and computing		(408)	(621)
Patent costs		(260)	(308)
Insurance costs		(694)	(690)
Audit, compliance and listing costs		(948)	(516)
Finance costs	8(b)	(536)	(687)
Other expenses	8(c)	(1,017)	(3,386)
Share of profit from associate	15	3,256	3,220

Profit before income tax		1,197	2,094

Income tax benefit/(expense)	9(a)	479	(1,730)

Profit for the year attributable to owners of the parent		1,676	364

Earnings per share
Basic earnings per share (in cents)	10	3.39	0.74
Diluted earnings per share (in cents)	10	3.39	0.74

The income statement is to be read in conjunction with the notes to the financial statements set out on pages 38 to 87.

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2014

	Consolidated
	2014	2013
	$'000	$'000

Net profit for the year	1,676	364

Items that may be reclassified subsequently to profit or loss
Share of foreign currency reserve of equity accounted investment	80	35
Foreign currency translation reserve released on sale of share in equity accounted investment	-	(18)
Foreign currency translation	(340)	1,505
Other comprehensive (loss)/ income for the period, net of tax	(260)	1,522

Total comprehensive income for the year	1,416	1,886

Total comprehensive income for the period attributable to owners of the parent	1,416	1,886

The statement of comprehensive income is to be read in conjunction with the notes to the financial statements set out on pages 38 to 87.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2014

	Share Capital	Retained Profits	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
	$'000	$'000	$'000	$'000	$'000

At 1 July 2012	19,436	2	1,547	(3,554)	17,431
Profit for period	-	364	-	-	364
Other comprehensive income	-	-	-	1,522	1,522
Total comprehensive income/(loss) for the period	-	364	-	1,522	1,886

Share based payments	82	-	98	-	180
Balance at 30 June 2013	19,518	366	1,645	(2,032)	19,497

At 1 July 2013	19,518	366	1,645	(2,032)	19,497
Profit for period	-	1,676	-	-	1,676
Other comprehensive loss	-	-	-	(260)	(260)
Total comprehensive income/(loss) for the period	-	1,676	-	(260)	1,416

Share based payments	72	-	60	-	132
Balance at 30 June 2014	19,590	2,042	1,705	(2,292)	21,045

The statement of changes in equity is to be read in conjunction with the notes to the financial statements set out on pages 38 to 87.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2014

		Consolidated
	Note	2014	2013
		$'000	$'000
ASSETS
Current assets
Cash and cash equivalents	11	5,416	6,902
Other financial assets	12	1,341	705
Trade and other receivables	13	5,755	4,713
Inventories	14	3,328	3,158
Total current assets		15,840	15,478

Non-current assets
Investment in associate	15	13,980	12,468
Deferred taxation asset	16	5,001	4,656
Plant and equipment	17	2,845	3,383
Intangibles and goodwill	18	-	146
Total non-current assets		21,826	20,653

TOTAL ASSETS		37,666	36,131

LIABILITIES
Current liabilities
Trade payables and other liabilities	19	3,696	2,801
Borrowings	12	521	432
Contingent consideration	12	638	886
Employee benefits	21	1,938	1,837
Deferred revenue	22	316	316
Government grants	23	225	225
Other provisions	24	192	795
Total current liabilities		7,526	7,292

Non-current liabilities
Borrowings	12	19	42
Long term borrowings	12	7,792	7,757
Employee benefits	21	32	55
Government grants	23	974	1,199
Other provisions	24	278	289
Total non-current liabilities		9,095	9,342

TOTAL LIABILITIES		16,621	16,634

NET ASSETS		21,045	19,497

EQUITY
Share capital	25	19,590	19,518
Reserves	26	(587)	(387)
Retained profits	26	2,042	366

TOTAL EQUITY		21,045	19,497

The statement of financial position is to be read in conjunction with the notes to the financial statements set out on pages 38 to 87.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2014

		Consolidated
	Note	2014	2013
		$'000	$'000

Cash Flows from Operating Activities
Cash receipts from customers		20,825	29,524
Cash paid to suppliers and employees		(22,826)	(30,920)
Cash used by operations		(2,001)	(1,396)
Interest received		179	211
Interest paid		(51)	(206)
Income taxes paid		(42)	(326)

Net cash used in operating activities	31	(1,915)	(1,717)

Cash Flows from Investing Activities
Dividends received from associate		1,634	1,485
Proceeds from sale of share in investment in associate		-	5,777
Net Proceeds from sale of plant and equipment		64	9
Acquisition of plant and equipment		(377)	(253)
Investment in short term deposit		(460)	-
Redemption of short term deposit		-	666

Net cash from investing activities		861	7,684

Cash Flows from Financing Activities
Repayment of borrowings		(433)	(2,864)
Net cash used in financing activities		(433)	(2,864)

Net increase /(decrease) in cash and cash equivalents		(1,487)	3,103

Cash and cash equivalents at 1 July		6,902	3,799

Cash and cash equivalents at 30 June	11	5,416	6,902

Non-Cash Investing and Financing Activities
There were no non-cash investing or financing activities for the years ended 30 June 2013 and 2014.

Refer to note 5 for details of non-cash operating items.

The statement of cash flows is to be read in conjunction with the notes to the financial statements set out on pages 38 to 87.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

			Page			Page
1.		Reporting Entity	39	14.	Inventories	68

2.		Basis of Preparation	39	15.	Investment in associate	69

	(a)	Statement of Compliance with IFRS	39	16.	Deferred tax assets and liabilities	70
	(b)	Basis of Preparation	39
	(c)	Functional and Presentation Currency	39	17.	Plant and equipment	72
	(d)	Use of Estimates and Judgments	39
				18.	Intangibles and goodwill	73
3.		Significant accounting policies	39
	(a)	New accounting standards and interpretations	39	19.	Trade payables and other liabilities	74
	(b)	Basis of consolidation	40	20.	Financing arrangements	74
	(c)	Foreign currency	42
	(d)	Financial instruments	42	21.	Employee benefits	75
	(e)	Inventories	43
	(f)	Plant and equipment	44	22.	Deferred revenue	75
	(g)	Intangibles and goodwill	44
	(h)	Impairment	45	23.	Government grants	75
	(i)	Share capital	46
	(j)	Employee benefits	46	24.	Other provisions	76
	(k)	Provisions - Warranties	46
	(l)	Revenue recognition	47	25.	Share capital	77
	(m)	Operating leases	47
	(n)	Finance expense	47	26.	Retained profits and reserves	77
	(o)	Income tax	47
	(p)	Operating segments	48	27.	Consolidated entity	78
	(q)	Goods and services tax	48
	(r)	Earnings per share	48	28.	Information relating to Orbital Corporation Limited	79
	(s)	Government grants	49
	(t)	Business combinations	49	29.	Related party disclosures	79
	(u)	New standards and interpretations not yet adopted	49
	(v)	Comparatives	53	30.	Key management personnel	80

4.		Significant accounting judgments, estimates and assumptions	54	31.	Notes to the statement of cash flows	82

5.		Operating segments	56	32.	Share based payment plans	83

6.		Other revenue	59	33.	Defined contribution superannuation plans	85

7.		Other income	59	34.	Commitments	86

8.		Expenses	59	35.	Contingencies	86

9.		Income Tax	60	36.	Events subsequent to balance sheet date	87

10.		Earnings per share	60	37.	Remuneration of auditors	87

11.		Cash and cash equivalents	61

12.		Financial assets and financial liabilities,	61
		financial risk management objectives and policies

13.		Trade and other receivables	67

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

1.	REPORTING ENTITY

Orbital Corporation Limited (the "Company") is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2014 comprises the Company and its subsidiaries (together referred to as the "Group").  Orbital Corporation Limited is a for-profit entity and the Group operates in a number of industries (see the Directors’ Report and Note 5).

The consolidated financial report was authorised for issue by the directors on 27 August 2014.

2.	BASIS OF PREPARATION

(a)

Statement of Compliance with IFRS

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b)

Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The consolidated financial statements have also been prepared on the historical cost basis, except for derivative asset and contingent consideration which is measured at fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand dollars unless otherwise stated.

(c)

Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the entities within the Group.

(d)

Use of Estimates and Judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)

New Accounting Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year.  From 1 July 2013, the Group has adopted all the standards and interpretations mandatory for annual periods beginning on or after 1 July 2013 as described in the table below.  The Group has not elected to early adopt any new standards or amendments.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)

New Accounting Standards and Interpretations (continued)

Reference	Title	Summary
AASB 10 (IFRS 10)	Consolidated Financial Statements

AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and UIG-112 Consolidation - Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

Consequential amendments were also made to this and other standards via AASB 2011-7 and AASB 2012-10.

There is no impact to The Group.

AASB 12 (IFRS 12)	Disclosure of Interests in Other Entities

AASB 12 includes all disclosures relating to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. New disclosures have been introduced about the judgments made by management to determine whether control exists, and to require summarised information about joint arrangements, associates, structured entities and subsidiaries with non-controlling interests.

Additional disclosures were made in Note 15.

AASB 13 (IFRS 13)	Fair Value Measurement

AASB 13 establishes a single source of guidance for determining the fair value of assets and liabilities. AASB 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted. Application of this definition may result in different fair values being determined for the relevant assets.

AASB 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.

Consequential amendments were also made to other standards via AASB 2011-8.

Additional disclosures were made in Note 12.

AASB 119 (IAS 19)	Employee Benefits

The main change introduced by this standard is to revise the accounting for defined benefit plans. The amendment removes the options for accounting for the liability, and requires that the liabilities arising from such plans is recognised in full with actuarial gains and losses being recognised in other comprehensive income. It also revised the method of calculating the return on plan assets.

The revised standard changes the definition of short-term employee benefits. The distinction between short-term and other long-term employee benefits is now based on whether the benefits are expected to be settled wholly within 12 months after the reporting date.

Consequential amendments were also made to other standards via AASB 2011-10.

There is no material impact to The Group.

(b)

Basis of Consolidation

(i)

Subsidiaries

Subsidiaries are all those entities over which the Group has control.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (b)

Basis of Consolidation (continued)

(i)

Subsidiaries (continued)

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Consolidated Entity controls an investee if and only if the Group has:

•

Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•

Exposure, or rights, to variable returns from its involvement with the investee, and

•

The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•

The contractual arrangement with the other vote holders of the investee

•

Rights arising from other contractual arrangements

•

The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra- Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it

•

Derecognises the assets (including goodwill) and liabilities of the subsidiary.

•

Derecognises the carrying amount of any non-controlling interest.

•

Derecognises the cumulative translation differences, recorded in equity.

•

Recognises the fair value of the consideration received.

•

Recognises the fair value of any investment retained.

•

Recognises any surplus or deficit in profit or loss.

•

Reclassifies the parent's share of components previously recognised in other comprehensive income to profit or loss.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intragroup transactions have been eliminated in full.

(ii)

Associate

The Group’s investment in its associate is accounted for using the equity method of accounting in the consolidated financial statements.  The associate is an entity over which the Group has significant influence and that is neither a subsidiary nor a joint venture.

The Group generally deems they have significant influence if they have over 20% of the voting rights.

Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the associate.  Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised.  After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in associates.

The Group’s share of its associates’ post-acquisition profit or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves.  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends received from the associate reduce the carrying amount of the investment.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)

Basis of Consolidation (continued)

(ii)

Associate (continued)

When the Group’s share of losses in the associate equals or exceeds its interest in the associate, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The associate’s accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

(iii)

Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the associate.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold or, if not consumed or sold, when the Group’s interest in such entities is disposed of.

 (c)

Foreign Currency

(i)

Foreign currency transactions

Transactions in foreign currencies are converted to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and its associate see below) are retranslated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement.  Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)

Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars, applying the step by step method, at exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’. They are released into the income statement upon disposal.

(iii)

Net investment in foreign operations

Exchange differences arising from the translation of balances representing the net investment in foreign operations are taken to the foreign currency translation reserve.

(d)

Financial Instruments

(i)

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.  Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes party to the contractual provisions of the instrument.  Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial asset expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset.  Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset.  Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents - refer note 11

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Financial Instruments (continued)

(i)

Non-derivative financial instruments (continued)

Other financial assets - refer note 12

Other financial assets comprise term deposits with financial institutions with maturities between 90 days and 365 days.  Subsequent to initial recognition other financial assets are stated at amortised cost.

Trade and other receivables - refer note 13

Subsequent to initial recognition, trade receivables are stated at their amortised cost, less impairment losses.  Normal settlement terms are 30 to 60 days.  The collectability of debts is assessed at balance date and specific allowance is made for any doubtful accounts.  Individual debts that are known to be uncollectible are written off when identified. An impairment allowance is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

Trade and other payables - refer note 19

Liabilities are recognised for amounts due to be paid in the future for goods or services received.  Subsequent to initial recognition, trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Borrowings - refer note 12

Included in current liabilities is an amount for obligations under hire purchase contracts. The hire purchase contracts are capitalised at commencement of the contract at the present value of the minimum hire purchase payments.  Hire purchase payments are apportioned between finance charges and reduction of the hire purchase liability.  Finance charges are recognised in finance costs in the income statement.

Long term borrowings - refer note 12

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $14,346,000 restructured in January 2010.  The loan is interest-free with annual repayments commencing in May 2010 and concluding in May 2025.

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost using the effective interest method. The difference between the fair value and face value of the loan on initial recognition is accounted for as a government grant as disclosed in note 12(b).

Contingent consideration - refer note 12

Included in non-current liabilities is an amount owing to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd.  The contingent consideration was recognised initially at fair value and subsequently at fair value through profit and loss.

(ii)

Derivative financial instruments

The Group may use derivative financial instruments to mitigate its exposure to foreign exchange fluctuations and interest rate movements.  In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes.  However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value.  Subsequent to initial recognition, derivative financial instruments are stated at fair value.  Changes in the fair value of the derivative financial instrument that are not designated as cash flow hedging instruments are recognised in profit or loss.

(e)

Inventories – refer note 14

Inventories are carried at the lower of cost and net realisable value.  Inventory is valued at weighted average cost and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition, which for finished goods and work in progress includes cost of direct materials and direct manufacturing labour.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (f)

Plant and Equipment – refer note 17

(i)

Recognition and measurement

Items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)

Subsequent costs

The cost of replacing part of an item of plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably.  The costs of day-to-day servicing of plant and equipment are recognised in profit or loss as incurred.

(iii)

Depreciation and Amortisation

Items of plant and equipment are depreciated/amortised on a straight line basis over their estimated useful lives.  The depreciation rates used in the current and comparative period for each class of asset are as follows: Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iv)

Asset Sales

The net profit or loss from asset sales are included as other income or expenses of the Group.  The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed.  The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(g)

Intangibles and goodwill – refer note 18

(i)

Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials and direct labour. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses.  Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

(ii)

Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs, not qualifying for capitalisation, are expensed as incurred.

(iii)

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Intangibles and goodwill (continued) – refer note 18

(iii)

Goodwill (continued)

When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses recognised for goodwill are not subsequently reversed.

(h)

Impairment

(i)

Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.  An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis.  The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss.  Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised.  For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss.  For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)

Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists then the asset’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.  A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.  Impairment losses are recognised in profit or loss.  Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed.  In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (i)

Share Capital – refer note 25

i)

Issued Capital

Share capital is recognised at the fair value of the consideration received.

(ii)

Dividends

Dividends are recognised as a liability in the period in which they are declared.

(iii)

Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(j)

Employee Benefits

(i)

Short-term benefits - refer note 21

The provisions for employee entitlements expected to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on employee benefits that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax.  Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable

(ii)

Long Service Leave - refer note 21

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance sheet date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the Group’s experience with staff departures and is discounted using the rates attached to national government securities at balance sheet date, which most closely match the terms of maturity of the related liabilities.

(iii)

Defined Contribution Superannuation Fund - refer note 33

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv)

Share-based payment transactions - refer note 32

Employees have been offered the right to take up shares in the Company under three plans (i) the Employee Share Plan No.1 provides $1,000 of shares per annum and is subject to qualification by length of service, (ii) the Executive Long Term Share Plan (“ELTSP”) is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders, and (iii) the Performance Rights Plan is subject to qualification by length of service and achievement of share price targets.

The fair value of rights granted to employees is recognised as an employee benefit expense with a corresponding increase in equity.  The fair value of the shares granted under the Employee Share Plan No.1 is based on the market price of the shares on the date of issue.  The fair value of the ELTSP is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares.  The fair value of the shares granted based on a Total Shareholder Return (“TSR”) basis is measured using a Monte-Carlo simulation model.  The fair value of the shares granted based on an Earnings Per Share (“EPS”) basis are based on the market price of the shares on the date of issue. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met.  The fair value of the Performance Rights is measured at grant date taking into account the share price targets and spread over the expected life of the rights.

(k)

Provisions – refer note 24

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provision for warranty is recognised when the underlying products are sold.  The provision is based on historical claim data.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (l)

Revenue Recognition

Revenues are recognised and measured at the fair value of the consideration received net of the amount of goods and services tax (GST).  Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i)

Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

(ii)

Sale of goods

Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of the goods to customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.

(iii)

Licence and royalties

Revenue earned under various licence, royalty and other agreements is recognised on an accrual basis upon the satisfactory completion of contracted technical specifications.  Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated.  Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using Orbital Technology and may terminate the agreements upon notice to Orbital.  If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination.  Revenue under royalty agreements is recognised when such amounts become due and payable.

(iv)

Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

(v)

Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(m)

Operating Leases

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(n)

Finance Expense

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalised as part of the cost of that asset. All other borrowing costs are expensed in the period they occur.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

 (o)

Income Tax – refer note 9

(i)

Current income tax expense and liability

Income tax on the profit or loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (o)

Income Tax (continued) – refer note 9

(ii)

Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii)

Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date.  The head entity within the tax-consolidated group is Orbital Corporation Limited.

(p)

Operating Segments – refer note 5

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's executive management team (the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the executive management team.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•

Nature of the products and services,

•

Nature of the production processes,

•

Type or class of customer for the products and services,

•

Methods used to distribute the products or provide the services, and if applicable

•

Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(q)

Goods and Services Tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority.  In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included.  The net amount of GST recoverable from, or payable to, the Australian Taxation Office is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis.  The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

 (r)

Earnings Per Share – refer note 10

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (s)

Government Grants – refer note 23

Government grants are recognised in the Statement of Financial Position as a liability when the grant is received. Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants received on compensation for expenses and losses already incurred or for the purpose of giving immediate financial support are recognised immediately in profit and loss for the period.

When the grant relates to a discount on services to be rendered in the future, the fair value is credited to deferred revenue and is released to the income statement over the periods that the discounted services are rendered.

When the grant relates to an asset (investment grants relating to the construction of a heavy duty engine test facility), the fair value is credited to deferred income and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(t)

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity issued by the acquirer, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets.  Acquisition-related costs are expensed as incurred, and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognised in accordance with AASB 139 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

(u)

New standards and interpretations not yet effective

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application.  They are available for early adoption at 30 June 2014, but have not been applied in preparing this financial report:

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)

New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard *	Application date for Group*
AASB 9 (IFRS 9)	Financial Instruments

On 24 July 2014 The IASB issued the final version of IFRS 9 which replaces IAS 39 and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting.

IFRS 9 is effective for annual periods beginning on or after 1 January 2018. However, the Standard is available for early application. The own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments.

The final version of IFRS 9 introduces a new expected-loss impairment model that will require more timely recognition of expected credit losses. Specifically, the new Standard requires entities to account for expected credit losses from when financial instruments are first recognised and to recognise full lifetime expected losses on a more timely basis.

The AASB is yet to issue the final version of AASB 9. A revised version of AASB 9 (AASB 2013-9) was issued in December 2013 which included the new hedge accounting requirements, including changes to hedge effectiveness testing, treatment of hedging costs, risk components that can be hedged and disclosures.

AASB 9 includes requirements for a simplified approach for classification and measurement of financial assets compared with the requirements of AASB 139.

The main changes are described below.

a.

Financial assets that are debt instruments will be classified based on (1) the objective of the entity's business model for managing the financial assets; (2) the characteristics of the contractual cash flows.

b.

Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

			1 January 2018	1 July 2018

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)

New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard *	Application date for Group*
AASB 9 (IFRS 9)	Financial Instruments

c.

Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

d.

Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows:

►

The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

►

The remaining change is presented in profit or loss

AASB 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognised in profit or loss.

Consequential amendments were also made to other standards as a result of AASB 9, introduced by AASB 2009-11 and superseded by AASB 2010-7, AASB 2010-10 and AASB 2014-1 – Part E.

			1 January 2018	1 July 2018
AASB 2012-3	Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities

AASB 2012-3 adds application guidance to AASB 132 Financial Instruments: Presentation to address inconsistencies identified in applying some of the offsetting criteria of AASB 132, including clarifying the meaning of "currently has a legally enforceable right of set-off" and that some gross settlement systems may be considered equivalent to net settlement.

			1 January 2014	1 July 2014
Interpreta-tion 21	Levies

This Interpretation confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs.  Applying the going concern assumption does not create a constructive obligation.

			1 January 2014	1 July 2014
AASB 2013-3	Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets

AASB 2013-3 amends the disclosure requirements in AASB 136 Impairment of Assets (IAS 36). The amendments include the requirement to disclose additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.

			1 January 2014	1 July 2014

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)

New standards and interpretations not yet effective (continued)

	Reference	Title	Summary	Application date of standard *	Application date for Group*
	AASB 2014-1 Part A -Annual Improvements 2010–2012 Cycle	Amendments to Australian Accounting Standards - Part A Annual Improvements to IFRSs 2010–2012 Cycle

AASB 2014-1 Part A: This standard sets out amendments to Australian Accounting Standards arising from the issuance by the International Accounting Standards Board (IASB) of International Financial Reporting Standards (IFRSs) Annual Improvements to IFRSs 2010–2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle.

Annual Improvements to IFRSs 2010–2012 Cycle  addresses the following items:

►

AASB 2 - Clarifies the definition of 'vesting conditions' and 'market condition' and introduces the definition of 'performance condition' and 'service condition'.

►

AASB 3 - Clarifies the classification requirements for contingent consideration in a business combination by removing all references to AASB 137.

►

AASB 8 - Requires entities to disclose factors used to identify the entity's reportable segments when operating segments have been aggregated.  An entity is also required to provide a reconciliation of total reportable segments' asset to the entity's total assets.

►

AASB 116 & AASB 138 - Clarifies that the determination of accumulated depreciation does not depend on the selection of the valuation technique and that it is calculated as the difference between the gross and net carrying amounts.

►

AASB 124 - Defines a management entity providing KMP services as a related party of the reporting entity. The amendments added an exemption from the detailed disclosure requirements in paragraph 17 of AASB 124 for KMP services provided by a management entity. Payments made to a management entity in respect of KMP services should be separately disclosed.

				1 July 2014	1 July 2014
	AASB 2014-1 Part A -Annual Improvements 2011–2013 Cycle	Amendments to Australian Accounting Standards - Part A Annual Improvements to IFRSs 2011–2013 Cycle

Annual Improvements to IFRSs 2011–2013 Cycle  addresses the following items:

►

AASB13 - Clarifies that the portfolio exception in paragraph 52 of AASB 13 applies to all contracts within the scope of AASB 139 or AASB 9, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in AASB 132.

►

AASB40 - Clarifies that judgment is needed to determine whether an acquisition of investment property is solely the acquisition of an investment property or whether it is the acquisition of a group of assets or a business combination in the scope of AASB 3 that includes an investment property. That judgment is based on guidance in AASB 3.

				1 July 2014	1 July 2014
3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)

New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard *	Application date for Group*
Amendments to IAS 16 and IAS 38 **	Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortisation as being the expected pattern of consumption of the future economic benefits of an asset.

The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.

The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

			1 January 2016	1 July 2016
IFRS 15 **	Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts,

IAS 18 Revenue and related Interpretations (IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and  SIC-31 Revenue—Barter Transactions Involving Advertising Services).

The core principle of IFRS 15 is that an entity recognises revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognises revenue in accordance with that core principle by applying the following steps:

(a) Step 1: Identify the contract(s) with a customer

(b) Step 2: Identify the performance  obligations in the contract

(c) Step 3: Determine the transaction price

(d) Step 4: Allocate the transaction price to the performance obligations in the contract

(e) Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

Early application of this standard is permitted.

			1 January 2017	1 July 2017

*

Designates the beginning of the applicable annual reporting period unless otherwise stated.

**

These IFRS amendments have not yet been adopted by the AASB.

The adoption of the standards and interpretations effective from 1 July 2014 will have no impact on the financial position or performance of the Group.

The Directors have not yet determined the impact of new and amended accounting standards and interpretations applicable from 1 July 2015.

(v)

Comparatives

Certain comparatives have been reclassified to conform with current year presentation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements.  Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses.  Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of the assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.  Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

(a)

Significant accounting judgements

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale.

Consolidation of Sprint Gas (Aust) Pty Ltd

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of LPG Fuel systems.  Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd.  As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. Management has determined that the Put and Call options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration.  The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call option (Contingent consideration liability).

(b)

Significant accounting estimates and assumptions

Taxation

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the Statement of Financial Position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the Statement of Financial Position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue.  The fair value of the TSR related Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 32.  The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 32.  The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(b)

Significant accounting estimates and assumptions (continued)

Impairment of non-financial assets

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations.  If an impairment trigger exists the recoverable amount of the asset is determined.  Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period.  Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit.  The cash flows are derived from budgets approved by management and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested.  The recoverable amount is most sensitive to gross sales and gross margins used in the value in use models.  The key assumptions used to determine the recoverable amount for the different CGUs are, disclosed and further explained in Note 17 and Note 18.

As a result of these assessments, the Company has impaired the goodwill previously recognised on the acquisitions of Orbital Autogas Systems and Sprint Gas in 2013.  Refer to note 18 for more information.

Impairment of goodwill, intangibles with indefinite useful lives and plant and equipment

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. Refer to Note 18 for further information.

Plant and equipment are tested whenever events or changes in circumstances indicate that the carrying value exceeds its recoverable amount.  Recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  Refer to Note 17 for further information.

Product warranty

In determining the level of provision required for product warranties the Group has made judgments in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 24.

Revenue from rendering of services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due.

Recognition of contingent consideration

The Group has measured the value of the contingent consideration liability by reference to the fair values of the underlying obligations under the Put and Call options that give rise to the liability.  In determining the fair values of underlying obligations under the Put and Call options the Group has made judgments in respect of the expected earnings before interest, depreciation and amortisation expected to be generated by the business during the calculation period.

Other Provisions

The other provisions account includes a provision for restoration obligations relating to SUAS engines sold in the previous year.  In determining the level of provision required for restoration obligations the Group has made judgments in respect of the expected expenditures required to fulfill the obligation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

5.	OPERATING SEGMENTS

Identification of reportable segments

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments are identified by management based on the manner in which the product is sold, whether retail or wholesale, and the nature of the services provided, the identity of service line manager and country of origin. Discrete financial information about each of these operating businesses is reported to the executive management team on at least a monthly basis.

The reportable segments are based on the similarity of the products produced and sold and/or the services provided, as these are the sources of the Group’s major risks and have the most effect on the rates of return.

Types of products and services

System sales (sale of goods)

The system sales businesses provide LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also operate spare parts businesses for LPG fuel systems. The segment also includes the supply of Small Unmanned Aerial System (SUAS) engines, component parts and engine management systems since August 2012.

Consulting services (consultancy)

The consulting services business provides consultancy services to original equipment manufacturers, engine manufacturers and government departments.  The engineering services provided include research, design, development, calibration, improvement, production support, performance testing, emissions testing and certification.

Royalties and licences (intellectual property rights)

The royalties and licences business receives revenue from licensees of Orbital technologies.  Applications utilising Orbital technologies include outboard engines, auto rickshaws and scooters.

Accounting policies

The following items and associated assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•

Corporate management and finance and administration overhead expenses.

•

Share of profit from equity accounted investment.

•

Finance costs - including adjustments on provisions due to discounting.

•

Cash and cash equivalents.

•

Borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is determined on an arm’s length basis.

Geographical information

The system sales segment is managed on an Australian basis for the LPG business and on an American basis for the SUAS supply. The consulting services and royalties and licences segments are managed on a worldwide basis.

In presenting geographical information revenue is based on the geographical location of customers and non-current assets are based on the geographical location of the assets.

Revenue is derived predominantly from the sale of SUAS engines,  LPG fuel systems, the provision of consulting services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the aviation, automotive, marine, motorcycle and unmanned aircraft system engine markets.

Major customers

The Group has a number of customers to which it provides both products and services. The SUAS supply is to two major customers that respectively accounted for 10% and 6% (2013: one major customer 45%) of external revenue. The system sales segment supplies an Australian automobile manufacturer with LPG fuel systems that accounted for 24% of external revenue (2013: 18%).  No other customer accounts for more than 10% of revenue.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

5.	OPERATING SEGMENTS (CONTINUED)

(a)

Operating Segments

	System Sales		Consulting Services		Royalties and Licences (i)		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Segment revenue - external customers	14,136	23,424	2,898	2,057	1,124	1,007	18,158	26,488
Unallocated other revenue							179	211
Total revenue							18,337	26,699

Segment result	602	2,163	(176)	(2,206)	636	517	1,062	474

Research & development costs							(1,910)	(1,094)
Unallocated expenses - (net) (ii)							(585)	(1,524)
Gain on sale of plant and equipment							(90)	3
Finance costs							(536)	(687)
Share of profit from associate							3,256	3,220
Gain on sale of share in associate							-	1,702
Net profit before related income tax							1,197	2,094

Income tax benefit/(expense)							479	(1,730)

Profit after tax attributable to members							1,676	364

	System Sales		Consulting Services		Royalties and Licences (i)		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-cash (revenue) and expenses
Depreciation and amortisation	474	498	434	461	-	-	908	959
Equity settled employee compensation	25	29	50	60	-	1	75	90
Other non-cash (income)/expenses	(887)	1,064	(225)	(225)	-	-	(1,112)	839
Segment non-cash expenses	(388)	1,591	259	296	-	1	(129)	1,888

Equity settled employee compensation							57	90
Amortisation of non-interest bearing loans							533	521
Share of profit from associate							(3,256)	(3,220)
Movement in provision for surplus lease space							(135)	47
Foreign exchange translation gain							(72)	(122)
Movement in fair value of financial instruments							(136)	-

Total non-cash (revenue) and expenses							(3,138)	(890)

(i)   Royalties and licences costs include direct patent costs.

(ii)  Unallocated expenses (net) include corporate management, finance and administration overhead expenses net of unallocated other income.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

5.	OPERATING SEGMENTS (CONTINUED)

(a)

Operating Segments

	System Sales		Consulting Services		Royalties and Licences		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Segment assets	8,345	7,650	3,289	3,442	294	308	11,928	11,400
Unallocated assets
Cash							5,416	6,902
Other financial assets							1,341	705
Investment in associate							13,980	12,468
Deferred tax assets							5,001	4,656
Consolidated Total Assets							37,666	36,131

Segment liabilities	3,199	3,120	5,029	4,270	103	1,072	8,331	8,462

Unallocated liabilities
Long term borrowings							8,290	8,172
Consolidated Total Liabilities							16,621	16,634

Consolidated Net Assets							21,045	19,497

Segment acquisitions of non-current assets	150	40	227	213	-	-	377	253

(b)

Geographic information

	Americas		Europe		Asia		Australia		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Revenue – external customers	3,935	14,008	170	68	1,159	276	12,894	12,136	18,158	26,488

Non-current assets	18,891	17,124	-	-	-	-	2,845	3,529	21,826	20,653

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

		CONSOLIDATED
		2014	2013
		$'000	$'000
6.	OTHER REVENUE
	Interest revenue	179	211

7.	OTHER INCOME
	Automotive grant income (a)	182	323
	Net foreign exchange gains	290	122
	Grant income	891	329
	Fair value movement in contingent consideration (note 12)	248	1,410
	Fair value movement in financial instruments (note 12)	136	-
	Movement in impairment allowance account for receivables	130	-
	Movement in provision for constructive obligations	148	-
	Rental income from sub-lease	108	-
	Research and development grant (b)	2,224	-
	Other	45	-
	Gain on sale of plant and equipment	-	3
	Gain on sale of share in equity accounted investment	-	1,702
		4,402	3,889

	(a) The Group received Automotive Transformation Scheme (ATS) credits from the Federal Government for qualifying research and development activities and accounts for these as government grants.

	(b) In accordance with research and development tax legislation the Group is entitled to a refundable research and development tax offset accounted for as a government grant.
8.	EXPENSES
(a)	Employee benefits expense
	Salaries and wages	8,088	9,169
	Contributions to defined contributions superannuation funds	825	815
	Share based payments	132	180
	(Decrease) in liability for annual leave	(3)	(38)
	(Decrease)/increase in liability for long service leave	92	(53)
	Termination costs	-	563
	Other associated personnel expenses	508	574
		9,642	11,210
(b)	Finance costs
	Interest on borrowings	3	166
	Non-cash interest expense WA Government Loan	533	521
		536	687
(c)	Other expenses
	Administration	288	324
	Marketing	358	262
	Investor Relations	21	30
	Freight & courier	68	90
	Motor vehicle expenses	63	69
	Allowance for warranty	18	387
	Loss on disposal of plant and equipment	90	-
	Other	111	84
	Goodwill impairment	-	1,965
	Impairment of receivables	-	175
		1,017	3,386

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

		CONSOLIDATED
		2014	2013
		$'000	$'000
8.	EXPENSES (CONTINUED)
(d)	Materials and consumables
	Raw materials and consumables purchased	7,351	8,603
	Write back inventory impairment	(336)	(214)
	Change in inventories	268	2,039
		7,283	10,428
(e)	Lease payments included in income statement
	Minimum lease payments – operating lease	1,109	1,066
(f)	Research and development costs
	Research and development costs charged directly to the income statement	1,910	1,094

9.	INCOME TAX
(a)	Recognised in the income statement
	Current income tax
	Current year expense	(2,048)	(680)
	Benefits arising from previously unrecognised tax losses	2,098	590
	Relating to originating and reversing temporary differences	429	(1,640)
	Total income tax benefit/(expense) in income statement	479	(1,730)

(b)	Numerical reconciliation between tax benefit and pre-tax net profit/(loss)

	Profit before tax	1,197	2,094

	Income tax using the statutory tax rates	(359)	(628)
	- Difference in tax rate	(130)	(196)
	- Non-deductible expenditure	(1,816)	(331)
	- Non assessable income	667	-
	- Current year deferred tax assets not recognised	(31)	(593)
	- Previous year deferred tax assets derecognised	-	(328)
	- Benefits arising from previously unrecognised tax losses	2,098	590
	- Net withholding tax recouped/(paid)	12	(22)
	- United States of America Federal and State taxes	38	(222)
	Income tax benefit/(expense) on pre-tax net profit	479	(1,730)
(c)	Tax consolidation
	Members of the tax consolidated group and the tax sharing arrangement

Orbital Corporation Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2002. Orbital Corporation Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognized in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

10.	EARNINGS PER SHARE
	Basic earnings per share

The calculation of basic earnings per share at 30 June 2014 was based on profit attributable to ordinary shareholders of $1,676,000 (2013:  profit $364,000) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2014 of 49,502,395 shares (2013:  49,079,683 shares), calculated as follows:

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

10.	EARNINGS PER SHARE (CONTINUED)
		CONSOLIDATED
		2014	2013
		$	$
	Profit attributable to ordinary shareholders	1,676,000	364,000

	Weighted average number of ordinary shares	Number	Number
	Weighted average number of ordinary shares at 30 June	49,502,395	49,079,683
	Effect of potential dilutive ordinary shares	-	-
	Weighted average number of potential dilutive ordinary shares at 30 June	49,502,395	49,079,683

	Earnings per share	Cents	Cents

	Basic earnings per share	3.39	0.74

	Diluted earnings per share	3.39	0.74

Rights granted to employees (including Key Management Personnel) as described in note 32 are considered to be contingently issuable potential ordinary shares.  These potential ordinary shares have not been included in the determination of basic earnings per share.  The 5,220,500 rights granted under the ELTSP and the 1,150,000 performance rights have not been included in the diluted earnings per share calculation as they are contingent on future events.

		CONSOLIDATED
		2014	2013
		$'000	$'000
11.	CASH AND CASH EQUIVALENTS
	Cash at bank	575	760
	Cash at bank – US dollars	8	13
	Cash at bank – European currency units	2	4
	At call deposits – financial institutions*	4,831	6,125
		5,416	6,902

	* The deposits are at call with an Australian Bank, earning an interest rate of 2.68%
12.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES
(a)	Other financial assets
	Financial instruments at fair value through profit or loss
	Derivatives not designated as hedges
	Foreign exchange forward contracts	136	-
	Short term deposits
	Short term deposits	1,205	705

	Total other financial assets	1,341	705

	Financial assets at fair value through profit and loss

Financial assets through profit or loss reflect the positive change in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales.

	Short term deposits – financial institutions

Short term deposits represents term deposits with financial institutions for periods greater than 90 days and less than 365 days earning interest at the respective term deposit rates at time of lodgement.

Due to the short term nature of the deposits carrying value approximates fair value. Short term deposits are only invested with a major financial institution to minimise the risk of default of counterparties.

Short term deposits are held as collateral for the financial arrangements provided by Westpac Banking Corporation, refer note 20 for further details.

		CONSOLIDATED
		2014	2013
		$'000	$'000
12.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)
(b)	Financial liabilities
	Financial liabilities and borrowings

	Current
	Obligations under hire purchase contracts	23	17
	Current portion of loans and advances - secured	498	415
	Total current borrowings	521	432

	Non-current
	Obligations under hire purchase contracts	19	42
	Loans and advances - secured	7,792	7,757
	Total non-current borrowings	7,811	7,799

	Obligations under hire purchase contracts
	Obligations under hire purchase contracts mature in 2015.

Interest calculations on hire purchase contracts are based on fixed interest rates applicable at the date of drawdown and payable monthly.  The average interest rate on hire purchase contracts at reporting date is 7.35% (2013: 7.35%).

	Loans and advances - secured

The Government of Western Australia had previously provided the company with a fully utilised loan facility of $19,000,000 under the terms of a "Development Agreement".  During the 2010 year Orbital reached agreement with the WA Government through the Department of Commerce for the restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000 with the following terms and conditions.

•

Term – 2010 to 2025.

•

Repayments - Commencing May 2010 at $200,000 per annum.

•

Repayments - Increasing annually to a maximum of $2,100,000 per annum in 2023.

•

Interest free.

The restructured loan’s net fair value utilising a market interest rate of 6.52% was $7,558,000 on initial recognition.

Subsequent to initial recognition the loan is carried at amortised cost. Amortisation for the year ended 30 June 2014 was $533,000 (2013: $521,000).

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

	Other financial liabilities
	Financial instruments at fair value through profit or loss
	Contingent consideration for business acquisition	638	886
	Total financial liabilities at fair value through profit or loss	638	886

	Total current other financial liabilities	638	886

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

12.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)
(b)	Financial liabilities (continued)
Other financial liabilities (continued)
Contingent Consideration for business acquisition

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems.

Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. The Put and Call options, exercisable after 30 months, are in nature a forward contract and therefore a present ownership interest is granted.  The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call options (contingent consideration liability).

The underlying obligation under the Put and Call options that gives rise to the contingent consideration liability was initially recognised at fair value and subsequently carried at fair value through the profit and loss.

A gain of $248,000 (2013: $1,410,000) was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration.  The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate.

(c) Hedging activities and derivatives

The Group uses foreign exchange forward contracts to manage some of its transaction exposures.  The foreign exchange contracts are not designated as cash flow hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions.

At 30 June 2014 the contractual undiscounted payments related to foreign exchange forward contracts totaled $2,330,000 (2013: $nil) maturing between 3 to 12 months. The Group has pledged $500,000 of its short-term deposits in order to fulfill the collateral requirements for the foreign exchange forward contracts in place.

(d) Fair values
Comparison of fair values to carrying amounts by class of financial instrument, other than those where their carrying amounts approximate fair value:
	Carrying Amounts		Fair Value
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000

Financial Assets
Foreign exchange forward contracts	136	-	136	-
Total	136	-	136	-

Financial Liabilities
Loans and advances - secured	8,290	8,172	8,498	8,127
Contingent Consideration	638	886	638	886
Total	8,928	9,058	9,136	9,013

The Group assessed that cash and short-term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:
Foreign exchange forward contracts are valued using a discounted cash flow valuation technique with market observable inputs such as foreign exchange forward rates and interest rates.
The fair value of the Group’s secured loan is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2014: 6.31% (2013: 6.77%).

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate of 6.31% (2013:  6.77%).

12.				FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)
(e) Fair value measurement
The following table provide the fair value measurement hierarchy of the Group’s assets and liabilities:
As at 30 June 2014:		Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$’000	$’000	$’000	$’000

Assets measured at fair value:
Foreign exchange forward contracts – US dollar	136	-	136	-
Liabilities measured at fair value:
Contingent consideration	638	-	-	638
Liabilities for which fair values are disclosed:
Loans and advances - secured	8,498	-	8,498	-

As at 30 June 2013:		Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$’000	$’000	$’000	$’000

Assets measured at fair value:
Foreign exchange forward contracts – US dollar	-	-	-	-
Liabilities measured at fair value:
Contingent consideration	886	-	-	886
Liabilities for which fair values are disclosed:
Loans and advances - secured	8,127	-	8,127	-

The following table shows a reconciliation of the movement in the fair value of financial instruments categorised within Level 3 between the beginning and the end of the reporting period:
Contingent consideration		2014		2013
		$'000		$'000
At 1 July		886		2,296
Released to the income statement		(248)		(1,410)
At 30 June		638		886

Significant unobservable inputs to the valuation of the contingent consideration and the sensitivity of the input to fair value:

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted to its present value using a market discount rate.  During the year management estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of $248,000, which has been reflected in the profit and loss account.  If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by $59,000/decrease by $59,000 respectively.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

12.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)
(f)	Financial risk management objectives and policies

The Group's principal financial instruments comprise cash and short-term deposits, receivables, payables, and financial liabilities.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group's financial risk management policy. The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

The Group from time-to-time enters into derivative transactions, principally forward currency contracts. The purpose is to manage the currency risks arising from the Group's operations and its sources of revenue. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest and foreign exchange rates. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits for hedging cover of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

Risk Exposures and Responses

Interest rate risk

The Group's exposure to market interest rates relates primarily to the Group's cash, cash equivalents on deposit and term deposits with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days.  Management continually monitors the returns on funds invested.  The Group also has a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for financial arrangements.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

				CONSOLIDATED
				2014	2013
				$'000	$'000
	Financial Assets
	Cash and cash equivalents			5,416	6,902
	Short term deposits			1,205	705
				6,621	7,607

	Financial Liabilities
	Contingent consideration			638	886

The following sensitivity analysis is based on the interest rate risk exposures in existence at reporting date:

At 30 June 2014, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

		Post tax profit/(loss)		Other comprehensive income
		Higher/(Lower)		Higher/(Lower)
		2014	2013	2014	2013
		$’000	$’000	$’000	$’000

	Consolidated

	+1% (100 basis points)	78	96	-	-
	- 1% (100 basis points)	(79)	(94)	-	-

12.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)
(f)	Financial risk management objectives and policies (continued)

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group's income statement and statement of financial position can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 10% (FY2013: 5%) of the Group's sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 26% (FY2013: 18%) of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling forward foreign currency contracts at spot rates when incurred.  The Group does not hold foreign currency positions for trading purposes.

At 30 June 2014, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

				CONSOLIDATED
				2014	2013
				$'000	$'000
	Financial Assets
	Cash and cash equivalents			8	13
	Trade and other receivables			92	403
	Foreign exchange forward contract			136	-
				236	416

	Financial Liabilities
	Trade and other payables			101	588
	At 30 June 2014, the Group had the following exposure to European currency units that is not designated in cash flow hedges:
				CONSOLIDATED
				2014	2013
				$'000	$'000
	Financial Assets
	Cash and cash equivalents			2	4
	Trade and other receivables			-	-
				2	4

	Financial Liabilities
	Trade and other payables			10	46

The following sensitivity is based on the foreign currency risk exposures in existence at reporting date:

At 30 June 2014, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

		Post tax profit/(loss)			Other comprehensive income
		Higher/(Lower)			Higher/(Lower)
		2014	2013	2014	2013
		$’000	$’000	$’000	$’000

	Consolidated

	AUD/USD/EURO +5%	105	12	-	-
	AUD/USD/EURO -5%	(115)	(11)	-	-

	The movements in profit in 2014 are more sensitive than in 2013 due to the foreign exchange forward contract.
12.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)
(f)	Financial risk management objectives and policies (continued)

Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. The Group's exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these financial assets (as outlined in each applicable note).

The Group does not hold any credit derivatives to offset its credit exposure, however the Group does hold receivable insurance where appropriate.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Risk limits are set for each individual customer in accordance with parameters set by management. These risk limits are regularly monitored.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group, other than the research and development grant receivable from the Australian Government. Financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties.  An ageing of receivables is included in note 13.

Liquidity risk

The only external borrowings of the Group is the interest free Western Australian Government loan of $14,346,000 repayable in yearly instalments from May 2010 to May 2025.

The Group has recognised a contingent consideration liability of $638,000 payable to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2014.  For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented.  Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2014.  The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group's financial liabilities are:

				CONSOLIDATED
				2014	2013
				$'000	$'000

	6 months or less			3,708	2,794
	6-12 months			1,148	1,309
	1-5 years			3,225	2,714
	Over 5 years			8,953	9,986
				17,034	16,803

13.	TRADE AND OTHER RECEIVABLES
	Current
	Trade receivables	2,601	4,246
	Allowance for impairment loss (a)	(21)	(180)
		2,580	4,066

	Accrued royalties	211	299
	Other receivables	2,564	73
	Prepayments	400	275
		5,755	4,713

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

13.	TRADE AND OTHER RECEIVABLES (CONTINUED)
(a)	Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms.  An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired.  An impairment allowance account of $21,000 (2013: $180,000) has been recognised by the Group at balance date.  Movement in this allowance account has been included in the other expenses item.

		CONSOLIDATED
		2014	2013
		$'000	$'000
	Movements in the allowance for impairment loss were as follows:

	At 1 July	(180)	(5)
	Write-back/(charge) for the year	130	(175)
	Amounts written off	29	-
	At 30 June	(21)	(180)

	At 30 June, the ageing of trade receivables is as follows:

			Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*

	2014	Consolidated	2,601	1,276	176	153	975	21

	2013	Consolidated	4,246	2,576	1,347	108	35	180

Receivables past due but not considered impaired are $1,128,000 (2013:$143,000).   Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Included with the not considered impaired category is a balance of $1,043,000 receivable from Textron.

A settlement has been reached with Textron over a dispute related to past contracts that had resulted in Textron withholding payment on outstanding invoices.  A new payment plan has been agreed and Management is satisfied that payments will be received accordingly.

Other balances within trade and other receivables do not contain impaired assets and are not past due.  It is expected that these other balances will be received when due.

(b)	Foreign exchange and interest rate risk
	Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 12.

		CONSOLIDATED
		2014	2013
		$'000	$'000
14.	INVENTORIES
	Materials and production supplies – at lower of cost and net realisable value	3,328	3,158

(a)	Inventory expense
	Inventories recognised as an expense for the year ended 30 June 2014 totaled $7,283,000 (2013: $10,428,000) for the Group (Refer to Note 8(d)).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

15.	INVESTMENT IN ASSOCIATE
(a)	Interest in Synerject LLC

The Group holds a 30% (2013: 30%) share of Synerject LLC.  The investment is recognised and disclosed as an investment in an associate.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets. Synerject is a key supplier of engine management systems to the non-automotive market.  Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications.  Application centres in Europe, China, Taiwan and the United States provide on-site support of customer development and production programs.

The Group accounts for the investment in Synerject using the equity method.

The Group sold 12% of its share in Synerject effective 1 March 2013. The dividend distribution rate changed from 45% to 55% of audited profits.

Other information for Synerject is as follows:

Country of incorporation:

USA

Financial Year end:

31 December

30 June Ownership:

2014: 30%; 2013: 30%.

The following is summarised financial information for Synerject at 30 June 2014 based on its consolidated financial statements modified for fair value adjustments on acquisition and differences in the Group’s accounting policies:

	2014	2013
	US$'000	US$'000

Revenue (100%)	141,746	137,287

Profit (100%)	9,970	8,725
Other comprehensive income	253	118
Total comprehensive income	10,223	8,843

Current assets	56,597	49,858
Non-current assets	9,605	9,710
Current liabilities	29,709	28,424
Net assets	36,493	31,144

	2014	2013
	A$'000	A$'000

Revenue (100%)	154,323	133,665

Profit (100%)	10,855	8,190
Other comprehensive income	275	115
Total comprehensive income	11,130	8,305

Current assets	60,082	53,755
Non-current assets	10,196	10,469
Current liabilities	31,538	30,645
Net assets	38,740	33,579

Orbital’s interest in the net assets of Synerject	11,622	10,074

Share of goodwill	2,358	2,394

Share of Synerject’s net assets equity accounted	13,980	12,468

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

CONSOLIDATED
2014	2013
$'000	$'000

15.	INVESTMENT IN ASSOCIATE (CONTINUED)
(b)	Movement in the carrying amount of the Group’s interest in Synerject
	Beginning of year	12,468	13,696
	Sale of interest	-	(4,086)
	Share of profits after tax	3,256	3,220
	Share of reserves	80	35
	Dividends received	(1,634)	(1,485)
	Unrealised foreign exchange movements	(190)	1,088
	End of year	13,980	12,468
(c)	Results of Synerject
	Share of Synerject’s net profit	3,256	3,220
(d)	Commitments
	Share of Synerject’s capital commitments contracted but not provided for or payable:
	Within one year	283	288
	One year or later and no later than five years	667	699
	Later than 5 years	-	78
		950	1,065

16.	DEFERRED TAX ASSETS AND LIABILITIES
	Recognised deferred tax assets and liabilities

	Deferred tax assets and liabilities are attributable to the following:

	Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
		2014	2013	2014	2013	2014	2013
		$’000	$’000	$’000	$’000	$’000	$’000

	Tax value of loss carry-forwards recognised	5,001	4,656	-	-	5,001	4,656
	Other net temporary differences (a)	1,014	682	(1,014)	(682)	-	-

	Net deferred tax assets	6,015	5,338	(1,014)	(682)	5,001	4,656

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years.  At 30 June 2014, the available tax carry forward losses of US$18,835,062 (2013: US$25,517,641) expire between the years 2015 and 2024.

Movement in temporary differences during the year

	Consolidated
	Balance 1 Jul 12	Acquired during the year	Recognised in income	Recognised in equity (b)	Balance 30 June 13
	$’000	$’000	$’000	$’000	$’000

Tax value of loss carry-forwards recognised	5,439	-	(1,312)	529	4,656
Other net temporary differences	328	-	(328)	-	-

Net tax assets	5,767	-	(1,640)	529	4,656

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

16.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Movement in temporary differences during the year

	Consolidated
	Balance 1 Jul 13	Acquired during the year	Recognised in income	Recognised in equity (b)	Balance 30 June 14
	$’000	$’000	$’000	$’000	$’000

Tax value of loss carry-forwards recognised	4,656	-	429	(84)	5,001
Other net temporary differences	-	-	-	-	-

Net tax assets	4,656	-	429	(84)	5,001

		CONSOLIDATED
		2014	2013
		$'000	$'000
(a)	Other net temporary differences
	Deferred tax assets
	Annual leave	197	545
	Long service leave	338	17
	Staff bonus	22	5
	Revenue in advance	393	115
	Other	64	-
		1,014	682

	Deferred tax liabilities
	Unrealised foreign exchange gain on inter-company loan	(1,003)	(534)
	Other	(11)	(148)
		(1,014)	(682)

	Net temporary differences	-	-

(b)	The amounts recognized through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

(c)	Unrecognised deferred tax assets

	Deferred tax assets have not been recognized in respect of the following items:

	Australia (net at 30%)
	Tax losses	20,027	20,533
	Capital loss on investment	1,934	1,934
	Other net temporary differences	317	2,029
		22,278	24,496
	United States of America (net 34%)
	Tax losses	1,796	4,699
	Other net temporary differences	132	775
		1,928	5,474

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

CONSOLIDATED
2014	2013
$'000	$'000

17.	PLANT AND EQUIPMENT
	Plant and equipment
	At cost	18,121	18,044
	Less: accumulated depreciation	(15,276)	(14,661)

	Total plant and equipment – net book value	2,845	3,383

	Reconciliations
	Reconciliations of the carrying amounts for plant and equipment is set out below:

	Plant and equipment
	Carrying amount at beginning of year	3,383	3,949
	Additions	377	253
	Disposals	(153)	(6)
	Depreciation	(762)	(813)
	Carrying amount at end of year	2,845	3,383

	Total
	Carrying amount at beginning of year	3,383	3,949
	Carrying amount at end of year	2,845	3,383

	All plant and equipment of the Group is subject to floating charges from the Group’s banker and from the Government of Western Australia (see note 12).

	Finance Leases

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2014 was $33,000 (2013: $59,000). No additions to plant and equipment under finance leases were made during the year (2013: $nil). Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities.

	Impairment tests

Plant and equipment are tested at the level of their respective cash generating units as follows:

► Orbital Autogas Systems cash generating unit

► Sprint Gas cash generating unit

► Engineering Service cash generating unit

Orbital Autogas Systems cash generating unit

The recoverable amount of the Orbital Autogas Systems cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2014 based on financial budgets approved by management.  The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2013: 18.0%).

Sprint Gas cash generating unit

The recoverable amount of the Sprint Gas cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2014 based on financial budgets approved by management. The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2013: 18.0%) and cash flows beyond the three-year period are extrapolated to five years using a 3% growth rate and a terminal value of 3.5 times the fifth year’s cash flow projection.  The growth rate and terminal value used are appropriate for a business in Sprint Gas’s industry.

Consulting Service cash generating unit

The recoverable amount of the Orbital Autogas Systems cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2014 based on financial budgets approved by management.  The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2013: 18.0%).

The calculations of value in use for the Orbital Autogas Systems, Sprint Gas and Consulting Services cash generating units are most sensitive to the following assumptions:

► Revenue

► Gross margins

► Discount rates

17.	PLANT AND EQUIPMENT (CONTINUED)
Impairment tests (continued)

Revenues – revenues for the Orbital Autogas Systems unit are based on expected volumes of production of the Ford EcoLPI Falcon by its largest customer, Ford Australia, over the budget period and for the Sprint Gas unit are based on values achieved in the current year and management estimates for the budget period. Consulting services revenue is dependent on the demand for the Group’s engineering services.

Gross margins — gross margins are based on the average values achieved in the years preceding the start of the budget period.

Discount rates — discount rates reflect management's estimate of the time value of money and the risks specific to each unit that are not already reflected in the cash flows. In determining appropriate discount rates for each unit, regard has been given to the external borrowing rate of the entity as a whole.

		CONSOLIDATED
		2014	2013
		$'000	$'000
18.	INTANGIBLES AND GOODWILL
	Goodwill acquired in business combinations	-	-
	Capitalised development expenditure	-	146
	Total intangibles and goodwill – net book value	-	146

	Net carrying value

	Goodwill acquired in business combinations
	At cost	-	1,965
	Less: allowance for impairment	-	(1,965)
	Carrying amount at end of year	-	-

	Capitalised development expenditure
	At cost	826	826
	Less: accumulated amortisation and impairment	(826)	(680)
		-	146

(a)	Reconciliation of carrying amounts at the beginning and end of the period
	Reconciliations of the carrying amounts for goodwill:
	Carrying amount at beginning of year	-	1,965
	Impairment charge	-	(1,965)
	Carrying amount at end of year	-	-

Reconciliations of the carrying amounts for capitalised development expenditure:
Carrying amount at beginning of year	146	292
Amortisation	(146)	(146)
Carrying amount at end of year	-	146

(b)	Description of the Group’s intangible assets and goodwill

Goodwill

The goodwill arose on the acquisitions of Boral Alternative Fuel Systems on 26 June 2008 ($363,000) and Sprint Gas (Aust) Pty Ltd on 27 May 2011 ($1,602,000).

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses.  Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Capitalised development expenditure

Expenditure on development activities relating to next generation LPG fuel systems for the Ford EcoLPI Falcon have been capitalised.  The EcoLPI range of Falcon vehicles were launched by Ford Australia in July 2011.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

18.	INTANGIBLES AND GOODWILL (CONTINUED)

(c)	Impairment losses recognised

The carrying amounts of goodwill allocated to Orbital Autogas Systems and to Sprint Gas totalling $1,965,000 were impaired in full in the prior reporting period.  The impairment charge was recognised as a result of the contraction of the Australian LPG retrofit market, which led to a significant decrease in the number of vehicles being converted to LPG during the reporting period and to lower than expected penetration of our Liquid LPG product into this contracting market.  Management also considered the announcement by Ford Motor Company of Australia that it will cease the manufacture of vehicles in Australia in 2016 when considering the impairment of Orbital Autogas System’s goodwill.  The assessment of recoverable amount was based on a value in use models using a discount rate of 18% and was determined at the cash-generating unit level.  The impairment charge was recognised in the income statement in the line item “other expenses”.

		CONSOLIDATED
		2014	2013
		$'000	$'000
19.	TRADE PAYABLES AND OTHER LIABILITIES
	Current
	Trade creditors and accruals	3,696	2,785
	Revenue received in advance	-	16
		3,696	2,801

(a)	Interest rate, foreign exchange and liquidity risk
	Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 12.

20.	FINANCING ARRANGEMENTS
	The consolidated entity has standby arrangements with Westpac Banking Corporation to provide support facilities:

	Total facilities available
	Corporate credit card facility	228	230
	Bank guarantee	505	505
	Dividends received	733	735

	Facilities utilized at balance date
	Corporate credit card facility	49	26
	Bank guarantee	505	505
		554	531

	Facilities not utilized at balance date
	Corporate credit card facility	179	204
	Bank guarantee	-	-
		179	204

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities totaling $733,000 (2013: $735,000).

The Company has also pledged short term deposits of $705,000 (2013: $705,000) held as collateral for the financing facilities.

The bank guarantee has been provided for the benefit of the landlords of the Balcatta, Melbourne and Brisbane premises.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

		CONSOLIDATED
		2014	2013
		$'000	$'000
21.	EMPLOYEE BENEFITS
(a)	Current
	Annual leave	747	765
	Long service leave	1,191	1,072
		1,938	1,837
(b)	Non-Current
	Long service leave	32	55

(c)	Aggregate liability for employee entitlements	1,970	1,892

	The present value of employee entitlements have been calculated using the following weighted averages:

	Assumed rate of increase in wage and salary rates	4.0%	4.0%
	Discount rate at 30 June	3.0%	3.1%
	Settlement term (years)	10	10

	Number of employees

	Number of employees at year end	89	87

22.	DEFERRED REVENUE
(a)	Current
	Deferred revenue for operation of heavy duty engine testing facility	316	316
(b)	Movement in deferred revenue
	At 1 July	316	316
	At 30 June	316	316

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.  The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate for a period of five years from the date of commissioning of the facility.

The deferred revenue will be recognised as income over the periods in which the Commonwealth utilises the Heavy Duty Engine Testing Facility at discounted rates.

23.	GOVERNMENT GRANTS
	Current liabilities
	Investment grant for construction of heavy duty engine testing facility	225	225

	Non-current liabilities
	Investment grant for construction of heavy duty engine testing facility	974	1,199
	Total government grants deferred	1,199	1,424

	Movement in government grants
	At 1 July	1,424	1,649
	Released to the income statement	(225)	(225)
	At 30 June	1,199	1,424

23.	GOVERNMENT GRANTS (CONTINUED)

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.  The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate.  This discount to commercial rates of $512,000 was transferred to deferred revenue (see note 22) and recorded as deferred revenue.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

		CONSOLIDATED
		2014	2013
		$'000	$'000
24.	OTHER PROVISIONS
(a)	Current
	Warranties	134	111
	Surplus lease space	58	182
	Other	-	502
		192	795
(b)	Non-Current
	Surplus lease space	278	289

(c)	Reconciliations
	Reconciliations of the carrying amounts for each class of provisions are set out below:

	Warranties – current
	Carrying amount at beginning of year	111	229
	Arising during the year	227	1
	Utilised	(204)	(119)
	Carrying amount at end of year	134	111

	Surplus lease space – current
	Carrying amount at beginning of year	182	182
	Utilised	(259)	(182)
	Reclassified from non-current	135	182
	Carrying amount at end of year	58	182

	Other provisions - current
	Carrying amount at beginning of year	502	50
	Arising during the year	-	452
	Utilised	(354)	-
	Released to the income statement	(148)	-
	Carrying amount at end of year	-	502

Surplus lease space – non-current
Carrying amount at beginning of year	289	336
Arising during the year	124	135
Reclassified to current	(135)	(182)
Carrying amount at end of year	278	289

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

24.	OTHER PROVISIONS (CONTINUED)

The product warranty provision relates to sales of LPG fuel systems and also the sale of small unmanned aircraft engines.  In determining the level of provision required for product warranties the Group has made judgments in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision.

Surplus lease space provision relates to certain unutilised office space.  The provision takes account of rental income Orbital would recover by sub-letting the space. During the year a sub-lease agreement was entered into and rental from the sub-lease agreement is recognised in the income statement in the line item “other income”.

The other provisions account included a provision for restoration obligations relating to SUAS engines sold during the previous year.  In determining the level of provision required for restoration obligations the Group has made judgments in respect of the expected expenditures required to fulfill the obligation.  The restoration obligation was completed during the 2014 financial year and the provision balance not utilised was released to the income statement in the line item “other income”.

		CONSOLIDATED
		2014	2013
		$'000	$'000
25.	SHARE CAPITAL
	Ordinary shares	19,590	19,518

	Movement in ordinary shares on issue	Number	$'000

	At 1 July 2012	48,722,477	19,436
	Shares issued pursuant to employee share plan	612,114	82
	At 30 June 2013	49,334,591	19,518

	At 1 July 2013	49,334,591	19,518
	Shares issued pursuant to employee share plan	422,403	72
	At 30 June 2014	49,756,994	19,590

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

	Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital, provides a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as contributed shareholder equity.

		CONSOLIDATED
		2014	2013
		$'000	$'000
26.	RETAINED PROFITS AND RESERVES
(a)	Movements in retained earnings were as follows:

	Balance 1 July	366	2
	Net profit	1,676	364
	Balance 30 June	2,042	366

26.	RETAINED PROFITS AND RESERVES (CONTINUED)
(b)	Other reserves
	Consolidated	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
		$’000	$’000	$’000

	Balance 1 July 2012	1,547	(3,554)	(2,007)
	Equity-settled transaction-employee shares	98	-	98
	Other comprehensive income	-	1,522	1,522
	Balance at 30 June 2013	1,645	(2,032)	(387)

	Balance 1 July 2013	1,645	(2,032)	(387)
	Equity-settled transaction-employee shares	60	-	60
	Other comprehensive income		(260)	(260)
	Balance at 30 June 2014	1,705	(2,292)	(587)

(c)	Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration.  Refer to note 32 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

27.	CONSOLIDATED ENTITY
		Note	Class of Shares	Consolidated Entity Interest
				2014	2013
				%	%
	Ultimate Parent Entity
	- Orbital Corporation Limited

	Controlled Entities, incorporated and carrying on business in:

	Australia
	- Orbital Australia Pty Ltd		Ord	100	100
	- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
	- OEC Pty Ltd	(a)	Ord	100	100
	- S T Management Pty Ltd	(a)	Ord	100	100
	- OFT Australia Pty Ltd	(a)	Ord	100	100
	- Investment Development Funding Pty Ltd	(a)	Ord	100	100
	- Power Investment Funding Pty Ltd	(a)	Ord	100	100
	- Kala Technologies Pty Ltd	(a)	Ord	100	100
	- Orbital Share Plan Pty Ltd	(b)	Ord	100	100
	- Orbital Autogas Systems Pty Ltd		Ord	100	100
	- Sprint Gas (Aust) Pty Ltd		Ord	100	100

	United States of America
	- Orbital Holdings (USA) Inc.	(a)	Ord	100	100
	- Orbital Fluid Technologies Inc.		Ord	100	100
	- Orbital Engine Company (USA) Inc.	(a)	Ord	100	100

	United Kingdom
	- Orbital Engine Company (UK) Ltd	(a)	Ord	100	100

(a)  Dormant for the years ended 30 June 2014 and 30 June 2013.

(b) Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.

		CONSOLIDATED
		2014	2013
		$'000	$'000
28.	INFORMATION RELATING TO ORBITAL CORPORATION LIMITED
	Current assets	3	3
	Total assets	37,666	36,131

	Current liabilities	-	-
	Total liabilities	27,155	27,332

	Issued capital	19,590	19,518
	Accumulated losses	(10,768)	(12,364)
	Employee equity benefits reserve	1,689	1,645
	Total shareholders’ equity	10,511	8,799

	Profit/(loss) of the parent entity	1,596	(8,812)
	Total comprehensive profit /(loss) of the parent entity	1,596	(8,812)

	Guarantee

Orbital Corporation Limited has provided a guarantee to Westpac Banking Corporation for all liabilities and obligations of Orbital Australia Pty Ltd.  See note 20 for details of Orbital Australia Pty Ltd's outstanding liabilities to Westpac Banking Corporation.

29.	RELATED PARTY DISCLOSURES
(a)	Identity of related parties

The Group has a relationship with its subsidiaries (see note 27), with its investment accounted for using the equity method (see note 15), and with its key management personnel (refer to disclosures for key management personnel, see note 30).

(b)	Controlled Entities
Details of interest in controlled entities are set out in Note 27.

(c)	Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i)

Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

Receivables
Current	1	3

Payables
Current	-	-

(ii)

Transactions

During the year the Group purchased goods and services to the value of $110,000 (2013: $148,000) from Synerject LLC.  All transactions are in the ordinary course of business and on normal commercial terms and conditions. The Group received dividends of $1,634,122 (2013:$1,484,854) from Synerject LLC.

30.	KEY MANAGEMENT PERSONNEL
	The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:
	Non-executive directors

Dr MT Jones (appointed as Chairman 2 September 2013)

Dr V Braach-Maksvytis

Mr JP Welborn (appointed as director 17 June 2014)

Mr WP Day (resigned as Chairman 1 September 2013, resigned as director 28 February 2014)

	Executive directors
	Mr TD Stinson (Managing Director & Chief Executive Officer)
	Executives
	Dr GP Cathcart (Chief Technical Officer) Mr IG Veitch (Chief Financial Officer)
	Key management personnel compensation
	The key management personnel compensation included in ‘employee benefits expense’ (see note 8) are as follows:
				CONSOLIDATED
				2014			2013
				$			$
	Short-term employee benefits			1,074,183			1,011,679
	Post-employment benefits			96,933			110,193
	Long-term employee benefits			24,412			32,448
	Equity compensation benefits			62,061			107,015
				1,257,589			1,261,335

	Individual directors and executives compensation disclosures
	No director has entered into a material contract with the Group since the end of the previous financial year and there were no material contracts involving directors’ interests at year-end.
	Loans to key management personnel and their related parties

The Group has not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management personnel or their related parties at year-end.

	Movement in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at		Granted as compensation				Held at
	1-Jul13	Purchases	ESP #1	ELTSP	Sales	Other (a)	30-Jun-14
Non-executive directors
Dr MT Jones	18,000	52,000	-	-	-	-	70,000
Dr V Braach-Maksvytis	-	-	-	-	-	-	-
Mr JP Welborn	-	-	-	-	-	-	-
Mr WP Day	10,000	-	-	-	-	(10,000)	-

Executive director
Mr TD Stinson	392,690	-	-	-	-	-	392,690

Executives
Dr GP Cathcart	61,563	-	5,844	-	-	-	67,407
Mr IG Veitch	20,443	-	5,844	-	-	-	26,287

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

30.	KEY MANAGEMENT PERSONNEL (CONTINUED)
Movement in shares (continued)

	Held at		Granted as compensation				Held at
	1-Jul12	Purchases	ESP #1	ELTSP	Sales	Other (a)	30-Jun-13
Non-executive directors
Dr MT Jones	18,000	-	-	-	-	-	18,000
Dr V Braach-Maksvytis	-	-	-	-	-	-	-
Mr JP Welborn	-	-	-	-	-	-	-
Mr WP Day	10,000	-	-	-	-	-	10,000

Executive director
Mr TD Stinson	392,690	-	-	-	-	-	392,690

Executives
Dr GP Cathcart	54,095	-	7,468	-	-	-	61,563
Mr IG Veitch	-	-	-	-	-	20,443	20,443
Mr KA Halliwell	180,238	-	7,468	-	-	(187,706)	-

(a) Represents shareholdings at the time that Mr WP Day and Mr KA Halliwell ceased to be a KMP and Mr IG Veitch became a KMP.

Movement in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at						Held at
	1-Jul13	Offered	Forfeited	Vested	Expired	Other (a)	30-Jun-14
Executive director
Mr TD Stinson	2,535,000	1,165,000	-	-	(665,000)	-	3,035,000

Executives
Dr GP Cathcart	1,012,700	537,000	-	-	(252,700)	-	1,297,000
Mr IG Veitch	498,500	466,000	-	-	(76,000)	-	888,500

	Held at						Held at
	1-Jul12	Offered	Forfeited	Vested	Expired	Other (a)	30-Jun-13
Executive director
Mr TD Stinson	1,960,000	1,100,000	-	-	(525,000)	-	2,535,000

Executives
Dr GP Cathcart	762,200	450,000	-	-	(199,500)	-	(1,012,700)
Mr IG Veitch	-	-	-	-		498,500	498,500
Mr KA Halliwell	1,014,067	600,000	(1,347,567)	-	(266,500)	-	-

(a) Represents ELTSP rights holding at the date that Mr IG Veitch became a KMP.

30.	KEY MANAGEMENT PERSONNEL (CONTINUED)
Movement in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

Held at	Held at
1-Jul13	Offered	Forfeited	Vested	Expired	Other	30-Jun-14
Executive director
Mr TD Stinson	1,150,000	-	-	-	-	-	1,150,000

Held at	Held at
1-Jul12	Offered	Forfeited	Vested	Expired	Other	30-Jun-13
Executive director
Mr TD Stinson	1,150,000	-	-	-	-	-	1,150,000

No performance rights were vested at 30 June 2014 (2013: nil).

NOTE	CONSOLIDATED
2014	2013
$'000	$'000
31.	NOTES TO THE STATEMENT OF CASH FLOWS
Reconciliation of cash flows from operating activities

Profit after income tax	1,676	364
Adjustments for:
Profit on sale of plant and equipment	8	90	(3)
Depreciation	17	762	813
Amortisation	18	146	146
Amortisation of deferred revenue and government grants	(225)	(225)
Impairment, write-off of trade receivables	(160)	175
Movement in fair value of financial assets	12	(136)	-
Movement in fair value of financial liabilities	12	(248)	(1,410)
Impairment of goodwill	18	-	1,965
Amortisation of non-interest bearing loans	12(b)	533	521
Amounts set aside to warranty and other provisions	(615)	287
Share of net profit of equity accounted investment	15	(3,256)	(3,220)
Profit on sale of share in equity accounted investment	7	-	(1,702)
Employee compensation expense	32(a)	132	180
Net foreign exchange gains	(72)	(122)
Net cash used in operating activities before changes in assets and liabilities	(1,373)	(2,231)

Changes in assets and liabilities during the year:
(Increase)/decrease in receivables	(842)	(713)
(Increase)/decrease in inventories	(170)	2,039
(Increase)/decrease in deferred tax assets	(417)	1,640
Increase/(decrease) in payables	808	(2,108)
Increase/(decrease) in employee provisions	79	(344)
(542)	514

Net cash used in operating activities	(1,915)	(1,717)

		CONSOLIDATED
		2014	2013
		$'000	$'000
32.	SHARE BASED PAYMENTS
(a)	Recognised share-based payment expenses
	Expense arising from equity-settled share-based payment transactions	132	180

The share-based payment plans are described below.

(b)	Employee Share Plan No.1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum.

During the year there were 422,403 (2013: 612,114) shares issued under Plan No. 1 to eligible employees at a market value on the day of issue of $72,000 (2013: $82,000).

(c)	Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

The performance conditions for the LTI offered in 2014 are based 100% on earnings per share.

Additionally, the number of shares granted is broken into four bands as shown in the table below.

Vesting schedule for the EPS tested LTI awarded for the performance year 2014

Company Performance (Earnings per share)	% of offered shares issued to each executive
Compounded EPS growth of less than 20% per annum (up to 73% growth over 3 years)	0% to 25%
Compounded EPS growth of between 20% and 34.9% per annum (at least 73% growth over 3 years)	25% to 49% (on a straight line basis)
Compounded EPS growth of between 35% and 49.9% per annum (at least 246% growth over 3 years)	50% to 99% (on a straight line basis)
Compounded EPS growth of 50% or greater per annum (at least 338% growth over 3 years)	100%

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

At the Company’s Annual General Meeting in October 2013, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 2,168,000 rights under the plan were offered to 3 executives (2013: 2,480,000 rights offered to 4 executives).

The performance conditions for the LTI offered in 2013 were based on two performance hurdles, as set out below:
Vesting schedule for the EPS tested LTI awarded for the performance year 2013

	Company Performance (Earnings per share)	% of offered shares issued to each executive
	Under 5 cents	0%
	At or above 5 cents but below 7 cents	25% to 50% (on a straight line basis)
	At or above 7 cents but below 9 cents	50% to 100% (on a straight line basis)
	At or above 9 cents	100%

32.	SHARE BASED PAYMENTS (CONTINUED)
(c)	Executive Long Term Share Plan (“ELTSP”) (continued)
	Summary of rights granted under the ELTSP
		2014	2013
		No.	No.

	Outstanding at the beginning of the year	4,046,200	4,227,300
	Granted during the year	2,168,000	2,480,000
	Forfeited during the year	-	(1,610,100)
	Vested during the year and shares issued	-	-
	Expired during the year	(993,700)	(1,051,000)
	Outstanding at the end of the year	5,220,500	4,046,200

The outstanding balance as at 30 June 2014 is represented by:

•

1,172,500 rights with an average fair value at grant date of $0.300 that will potentially vest in August 2014;

•

1,880,000 rights with an average fair value at grant date of $0.200 that will potentially vest in August 2015.

•

2,168,000 rights with an average fair value at grant date of $0.170 that will potentially vest in August 2016;

	Fair value of rights on grant date
	The following factors and assumptions were used in determining the fair value of TSR related rights offered under the ELTSP on grant date:
	TSR related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-10	3 years	31-Aug-13	33 cents	nil	34 cents	60%	4.27%
31-Aug-11*	3 years	31-Aug-14	25 cents	nil	35 cents	110%	3.79%

* The grant date of the TSR related rights for the Managing Director was 26 October 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:
EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
31-Aug-11*	3 years	31-Aug-14	35 cents	nil	35 cents
31-Aug-12*	3 years	31-Aug-15	20 cents	nil	20 cents
31-Aug-13*	3 years	31-Aug-16	19.5 cents	nil	19.5 cents

* The grant date of the EPS related rights for the Managing Director were 26 October 2011, 7 November 2012 and 22 October 2013, respectively.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

32.	SHARE BASED PAYMENTS (CONTINUED)
(d)	Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2008.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company.  Until they are exercised, performance rights:

(a)  do not give the holder a legal or beneficial interest in shares of the Company; and

(b)

do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)

a performance hurdle is met over the periods specified by the Board; or

(b)

the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(c)

it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)

Mr T D Stinson will be awarded 1,150,000 performance rights;

(b)

the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target $	Fair value at grant date $
1	200,000	$2.50	94,000
2	200,000	$5.00	70,000
3	200,000	$7.50	56,000
4	200,000	$10.00	46,000
5	125,000	$20.00	16,250
6	125,000	$30.00	11,250
7	100,000	$50.00	5,000

(c)

the acquisition price and exercise price of the performance rights will be nil.

(d)

Mr T D Stinson will only be permitted to exercise a performance right if:

•

the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)

if the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the years ended 30 June 2014 or 30 June 2013.

33.	DEFINED CONTRIBUTION SUPERANNUATION FUND

The Group contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages.  Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

		CONSOLIDATED
		2014	2013
		$'000	$'000
34.	COMMITMENTS
(a)	Operating leases
	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:

	- Not later than one year	1,012	1,214
	- Later than one year but not later than five years	3,769	3,855
	- Later than five years	1,575	2,501
		6,356	7,570

The Group leases premises and plant & equipment under operating leases.  The lease for the engineering premises is for a period of 10 years with options to extend for two further periods of five years each.  Leases for warehousing premises typically run for a period of 5 years.  None of the leases include contingent rentals.

During the financial year ended 30 June 2014, $1,109,101 was recognised as an expense in the income statement in respect of operating leases (2013:$1,066,256).

(b)	Finance leases and hire purchase commitments
	Future minimum lease payments under finance leases and hire purchase contracts are as follows:

	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:

	- Not later than one year	24	20
	- Later than one year but not later than five years	19	43
		43	63

(c)	Other

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

	Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:

	- Not later than one year	-	291
	- Later than one year but not later than five years	-	-
		-	291

35.	CONTINGENCIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO.  In the event of the Company terminating the employment of a KMP (other than by reason of serious misconduct or material breach of their service agreement), an equivalent of 3 months pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year is payable to the KMP.  The maximum entitlement to termination pay is limited to 65 weeks pay.  There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014

36.	EVENTS SUBSEQUENT TO BALANCE SHEET DATE

On 27 June 2014, the Company announced that it was going to undertake an on-market share buy-back of up to 10% of its issued capital in accordance with the Corporations Act and Rules of the Australian Stock Exchange.  The buy-back commenced on 15 July 2014 and was completed on 20 July 2014.  During this period the Company bought back 4,975,699 shares at a total consideration paid of $771,000.  On 24 July 2014 the 4,975,699 shares were cancelled.

Other than the matters above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

		CONSOLIDATED
		2014	2013
		$	$
37.	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	Auditors of the Company
	- Audit and review of financial reports – Australian reporting	238,900	225,600
	- Audit and review of financial reports – USA reporting	115,900	112,500

	Amounts received or due and receivable for other services by:
	- Auditors of the Company	14,850	-

	Total auditors’ remuneration	369,650	338,100

	The Auditors of the Group in 2014 and 2013 were Ernst & Young.

Orbital Corporation LimitedDirector’s Declaration

In accordance with a resolution of the directors of Orbital Corporation Limited, I state that:

1. In the opinion of the directors:

(a)

The financial statements and notes and the additional disclosures included in the Directors’ Report designated as audited, of the group are in accordance with the Corporations Act 2001, including:

(i)

Giving a true and fair view of the financial position of the Group as at 30 June 2014 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)

Complying with Accounting Standards in Australia and the Corporations Regulations 2001.

(b)

The financial statements and notes also comply with International Financial reporting Standards as disclosed in note 2(a).

(c)

There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving he declarations required to be made to the Directors in accordance with Section 295A of the Corporations Act 2001, from the Chief Executive Officer and Chief Financial Officer for the financial year 30 June 2014.

On behalf of the Board,

MT Jones

TD Stinson

Chairman

Managing Director

Dated at Perth, Western Australia this 28th day of August 2014

Ernst & Young Building

Tel: +61 8 9429 2222

11 Mounts Bay Road

 Fax: +61 8 9429 2436

Perth WA 6000 Australia

www.ey.com/au

GPO Box M939 Perth WA 6843

Independent auditor’s report to the members of Orbital Corporation Limited

Report on the Financial Report

We have audited the accompanying financial report of Orbital Corporation Limited, which comprises the consolidated statement of financial position as at 30 June 2014, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2(a), the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have complied with the independence requirements of the Corporations Act 2001.  We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report.

Opinion

In our opinion:

a.

the financial report of Orbital Corporation Limited is in accordance with the Corporations Act 2001, including:

i

giving a true and fair view of the consolidated entity's financial position as at 30 June 2014 and of its performance for the year ended on that date; and

ii

complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b.

the financial report also complies with International Financial Reporting Standards as disclosed in Note 2(a).

Ernst & Young Building

Tel: +61 8 9429 2222

11 Mounts Bay Road

 Fax: +61 8 9429 2436

Perth WA 6000 Australia

www.ey.com/au

GPO Box M939 Perth WA 6843

Report on the remuneration report

We have audited the Remuneration Report included in pages 12 to 26 of the directors' report for the year ended 30 June 2014. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Orbital Corporation Limited for the year ended 30 June 2014, complies with section 300A of the Corporations Act 2001.

Ernst & Young Building

Tel: +61 8 9429 2222

11 Mounts Bay Road

 Fax: +61 8 9429 2436

Perth WA 6000 Australia

www.ey.com/au

GPO Box M939 Perth WA 6843

Ernst & Young

T G Dachs

Partner

Perth

28 August 2014

ORBITAL CORPORATION LIMITED SHAREHOLDING DETAILS

Class of Shares and Voting Rights

As at 31 July 2014 there were 4,594 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 8 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:

a) at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b) on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

Substantial Shareholders and Holdings as at 31 July 2014
SG Hiscock & Company Ltd (as notified 01 August 2013)	4,760,107	10.63%

Mulloway Pty Ltd (as notified 18 February 2014)	2,580,688	5.76%
Distribution of Shareholdings as at 31 July 2014
1-1,000			2,844
1,001-5,000			1,030
5,001-10,000			283
10,001-100,000			383
100,001 and over			54
Number of shareholders			4,594
Total Shares on Issue			44,781,295
Number of shareholders holding less than a marketable parcel			3,547
Top 20 Shareholders as at 31 July 2014
NAME		NUMBER OF SHARES HELD	% OF SHARES

1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,618,309	10.31%
2	ANNAPURNA PTY LTD	2,000,000	4.47%
3	MULLOWAY PTY LTD	1,924,433	4.30%
4	J P MORGAN NOMINEES AUSTRALIA LIMITED	1,761,361	3.93%
5	CITICORP NOMINEES PTY LIMITED	1,758,645	3.93%
6	DEBUSCEY PTY LTD	1,100,000	2.46%
7	BOND STREET CUSTODIANS LIMITED	1,044,350	2.33%
8	MR MICHAEL WILLIAM FORD & MRS NINA BETTE FORD	858,122	1.92%
9	MULLOWAY PTY LTD	741,255	1.66%
10	MR CHRISTOPHER IAN WALLIN & MS FIONA KAY WALLIN	689,200	1.54%
11	MORGAN STANLEY AUSTRALIA SECURITIES (NOMINEE) PTY LIMITED	661,860	1.48%
12	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	637,715	1.42%
13	TWOKIND PTY LTD	575,000	1.28%
14	SINO WEST ASSETS LIMITED	571,885	1.28%
15	MR JOSHUA LEIGH SWEETMAN	554,055	1.24%
16	NATIONAL NOMINEES LIMITED	423,133	0.94%
17	MR TERRY STINSON	392,690	0.88%
18	MR JOHN AYRES	356,667	0.80%
19	PRA TRADING PTY LTD	350,000	0.78%
20	MR NORMAN COLBURN MAYNE	350,000	0.78%

Top 20 Shareholders Total		21,368,680	47.72%

The twenty largest shareholders hold 47.72% of the ordinary shares of the Company.
On-market share buy-back

As announced per ASX release on 27 June 2014, Orbital initiated a buy-back of up to 4,975,699 (10%) of the

Company’s fully paid ordinary shares. As at 21 July 2014 Orbital had bought back 4,975,699 shares for a total consideration of $771,000.

ORBITAL CORPORATION LIMITED CORPORATE INFORMATION

ABN 32 009 344 058

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

Australia

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2111

INTERNET ADDRESS

http://www.orbitalcorp.com.au

Email:  info@orbitalcorp.com.au

DIRECTORS

M.T. Jones, Chairman

T.D. Stinson, Managing Director and Chief Executive Officer

V. Braach-Maksvytis

J.P. Welborn

COMPANY SECRETARY

I.G. Veitch

SHARE REGISTRY

Link Market Services Limited

Level 4 Central Park

152 St Georges Terrace

Perth, Western Australia 6000

Telephone: 61 (08) 9211 6670

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)

AUDITORS

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia 6000